Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

September 30, 2014 and 2013

KB Financial Group Inc. and Subsidiaries

Index

September 30, 2014 and 2013

Page(s)
Report on Review of Interim Financial Statements	1~2

Interim Consolidated Financial Statements

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Comprehensive Income	4~5

Interim Consolidated Statements of Changes in Equity	6

Interim Consolidated Statements of Cash Flows	7

Notes to Interim Consolidated Financial Statements	8~127

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of the consolidated statement of financial position of the Group as of September 30, 2014, and the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013, and the statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these interim consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2014. The consolidated statement of financial position as of December 31, 2013, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2013.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

November 14, 2014

This report is effective as of November 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

September 30, 2014 and December 31, 2013

(in millions of Korean won)	Notes	September 30, 2014		December 31, 2013
Assets
Cash and due from financial institutions	4,6,7,37	￦	16,587,876	￦	14,792,654
Financial assets at fair value through profit or loss	4,6,11		9,397,025		9,328,742
Derivative financial assets	4,6,8		1,808,914		1,819,409
Loans	4,6,9,10		227,092,085		219,001,356
Financial investments	4,6,11		33,873,977		34,849,095
Investments in associates	12		698,690		755,390
Property and equipment	13		3,000,052		3,060,843
Investment property	13		162,368		166,259
Intangible assets	14		454,528		443,204
Deferred income tax assets	15		17,011		15,422
Assets held for sale	16		62,050		37,718
Other assets	4,6,17		8,516,317		7,568,063

Total assets		￦	301,670,893	￦	291,838,155

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	￦	1,371,336	￦	1,115,202
Derivative financial liabilities	4,6,8		1,651,728		1,795,339
Deposits	4,6,19		204,804,569		200,882,064
Debts	4,6,20		15,924,143		14,101,331
Debentures	4,6,21		27,762,712		27,039,534
Provisions	22		604,899		678,073
Net defined benefit liabilities	23		181,982		64,473
Current income tax liabilities			216,253		211,263
Deferred income tax liabilities	15		162,360		61,816
Other liabilities	4,6,24		21,869,364		20,236,229

Total liabilities			274,549,346		266,185,324

Equity
Share capital	25		1,931,758		1,931,758
Capital surplus	25		15,854,605		15,854,605
Accumulated other comprehensive income	25,34		582,018		336,312
Retained earnings	25		8,558,338		7,530,156

Equity attributable to shareholders of the parent company			26,926,719		25,652,831
Non-controlling interests			194,828		—

Total equity			27,121,547		25,652,831

Total liabilities and equity		￦	301,670,893	￦	291,838,155

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2014 and 2013

(In millions of Korean won, except per share amounts)	Notes	2014				2013
		Three months		Nine months		Three months		Nine months
Interest income		￦	2,922,060	￦	8,769,876	￦	3,020,516	￦	9,302,860
Interest expense			(1,295,323)		(3,992,347)		(1,443,114)		(4,425,392)

Net interest income	5,26		1,626,737		4,777,529		1,577,402		4,877,468

Fee and commission income			674,762		1,946,114		663,573		1,973,811
Fee and commission expense			(323,497)		(929,348)		(291,148)		(842,233)

Net fee and commission income	5,27		351,265		1,016,766		372,425		1,131,578

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,28		139,220		308,947		220,465		544,774

Net other operating income	5,29		(236,229)		(599,903)		(173,867)		(894,455)

General and administrative expenses	5,23,30		(972,915)		(2,972,909)		(957,516)		(2,958,524)

Operating profit before provision for credit losses	5		908,078		2,530,430		1,038,909		2,700,841
Provision for credit losses	5,10,17,22		(323,806)		(937,025)		(454,361)		(1,131,933)

Net operating profit	5		584,272		1,593,405		584,548		1,568,908

Share of profit (loss) of associates	5,12		14,429		48,235		5,918		(103,636)
Net other non-operating income (expense)	5,31		(17,172)		(39,439)		(14,993)		(18,660)

Net non-operating profit (loss)			(2,743)		8,796		(9,075)		(122,296)

Profit before income tax	5		581,529		1,602,201		575,473		1,446,612
Income tax expense	5,32		(121,749)		(370,499)		(148,907)		(441,872)

Profit for the period	5		459,780		1,231,702		426,566		1,004,740

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2014 and 2013

(In millions of Korean won, except per share amounts)	Notes	2014				2013
		Three months		Nine months		Three months		Nine months
Remeasurements of net defined benefit liabilities	23		(1,958)		(9,628)		121		407

Items that will not be reclassified to profit or loss			(1,958)		(9,628)		121		407

Exchange differences on translating foreign operations			20,136		(6,847)		(41,143)		5,523
Change in value of financial investments			207,060		307,327		57,369		(26,478)
Shares of other comprehensive income of associates			6,206		(37,641)		(28,917)		(3,891)
Cash flow hedges			(3,939)		(7,716)		1,628		213

Items that may be reclassified subsequently to profit or loss			229,463		255,123		(11,063)		(24,633)

Other comprehensive income for the period, net of tax			227,505		245,495		(10,942)		(24,226)

Total comprehensive income for the period			687,285		1,477,197	￦	415,624	￦	980,514

Profit attributable to:
Shareholders of the parent company	5	￦	456,146	￦	1,221,358	￦	426,566	￦	1,001,544
Non-controlling interests	5		3,634		10,344		—		3,196

	5	￦	459,780	￦	1,231,702	￦	426,566	￦	1,004,740

Total comprehensive income for the period attributable to:
Shareholders of the parent company		￦	683,799	￦	1,467,064	￦	415,624	￦	1,009,232
Non-controlling interests			3,486		10,133		—		(28,718)

		￦	687,285	￦	1,477,197	￦	415,624	￦	980,514

Earnings per share	35
Basic earnings per share		￦	1,181	￦	3,161	￦	1,104	￦	2,592
Diluted earnings per share			1,177		3,150		1,100		2,583

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2014 and 2013

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Non-controlling Interests		Total Equity
Balance at January 1, 2013	￦	1,931,758	￦	15,840,300	￦	295,142	￦	6,501,419	￦	194,522	￦	24,763,141

Comprehensive income
Profit for the period		—		—		—		1,001,544		3,196		1,004,740
Remeasurements of net defined benefit liabilities		—		—		381		—		26		407
Exchange differences on translating foreign operations		—		—		5,414		—		109		5,523
Change in value of financial investments		—		—		5,571		—		(32,049)		(26,478)
Shares of other comprehensive income of associates		—		—		(3,891)		—		—		(3,891)
Cash flow hedges		—		—		213		—		—		213

Total comprehensive income		—		—		7,688		1,001,544		(28,718)		980,514

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(231,811)		—		(231,811)
Others		—		13,779		—		39		(165,804)		(151,986)

Total transactions with shareholders		—		13,779		—		(231,772)		(165,804)		(383,797)

Balance at September 30, 2013	￦	1,931,758	￦	15,854,079	￦	302,830	￦	7,271,191	￦	—	￦	25,359,858

Balance at January 1, 2014	￦	1,931,758	￦	15,854,605	￦	336,312	￦	7,530,156	￦	—	￦	25,652,831

Comprehensive income
Profit for the period		—		—		—		1,221,358		10,344		1,231,702
Remeasurements of net defined benefit liabilities		—		—		(9,593)		—		(35)		(9,628)
Exchange differences on translating foreign operations		—		—		(6,847)		—		—		(6,847)
Change in value of financial investments		—		—		307,299		—		28		307,327
Shares of other comprehensive income of associates		—		—		(37,641)		—		—		(37,641)
Cash flow hedges		—		—		(7,512)		—		(204)		(7,716)

Total comprehensive income	￦	—	￦	—	￦	245,706	￦	1,221,358	￦	10,133	￦	1,477,197

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(193,176)		—		(193,176)
Others		—		—		—		—		184,695		184,695

Total transactions with shareholders		—		—		—		(193,176)		184,695		(8,481)

Balance at September 30, 2014	￦	1,931,758	￦	15,854,605	￦	582,018	￦	8,558,338	￦	194,828	￦	27,121,547

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Nine-Month Periods Ended September 30, 2014 and 2013

		Nine-Month Period Ended September 30
(in millions of Korean won)	Note	2014		2013
Cash flows from operating activities
Profit for the period		￦	1,231,702	￦	1,004,740

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss			(84,959)		(22,265)
Net loss on derivative financial instruments for hedging purposes			28,837		14,278
Adjustment of fair value of derivative financial instruments			(1,886)		2,109
Provision for credit loss			937,025		1,131,933
Net loss on financial investments			9,219		13,566
Share of loss(profit) of associates			(48,235)		103,636
Depreciation and amortization expense			182,462		204,049
Other net losses on property and equipment/intangible assets			34,570		5,667
Share-based payments			6,195		8,646
Policy reserve appropriation			494,930		574,922
Post-employment benefits			124,740		130,683
Net interest expense			171,806		146,389
Gains on foreign currency translation			37,960		21,112
Net other expense			(48,021)		(8,979)

			1,844,643		2,325,746

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(9,875)		449,336
Derivative financial instruments			41,994		136,004
Loans			(5,252,763)		(6,441,499)
Deferred income tax assets			(2,140)		3,850
Other assets			(1,528,527)		(8,170,476)
Financial liabilities at fair value through profit or loss			258,250		(988,345)
Deposits			3,898,690		4,040,521
Deferred income tax liabilities			(267)		(65,347)
Other liabilities			1,367,835		6,337,114

			(1,226,803)		(4,698,842)

Net cash generated from (used in) operating activities			1,849,542		(1,368,356)

Cash flows from investing activities
Disposal of financial investments			14,877,091		16,826,492
Acquisition of financial investments			(13,487,983)		(14,923,747)
Decrease in investments in associates			74,723		19,965
Acquisition of investments in associates			(10,611)		(39,419)
Disposal of property and equipment			111		344
Acquisition of property and equipment			(76,894)		(307,257)
Disposal of intangible assets			1,773		1,997
Acquisition of intangible assets			(12,434)		(32,406)
Business combination, net of cash acquired			(266,899)		322,641
Others			258,497		1,652,512

Net cash provided by investing activities			1,357,374		3,521,122

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(187,417)		(9,039)
Net increase in debts			1,221,282		(1,630,190)
Increase(decrease) in debentures			25,049,872		6,408,406
Increase(decrease) in debentures			(27,032,861)		(4,844,440)
Increase(decrease) in other payables from trust accounts			62,579		(147,090)
Dividends paid to shareholders of the parent company			(193,176)		(231,811)
Changes in interest in subsidiaries			—		(150,649)
Others			(811,106)		58,792

Net cash used in financing activities			(1,890,827)		(546,021)

Effect of exchange rate changes on cash and cash equivalents			8,249		45,080

Net increase in cash and cash equivalents			1,324,338		1,651,825
Cash and cash equivalents at the beginning of the period	37		6,169,186		6,587,305

Cash and cash equivalents at the end of the period	37	￦	7,493,524	￦	8,239,130

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In addition, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. in March 2014.

The Parent Company’s share capital as of September 30, 2014, is ￦1,931,758 million. The Parent Company is authorized to issue up to 1 billion shares. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Group’s consolidated financial statements have been prepared in accordance with Korean-IFRS(“K-IFRS”). K-IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the nine-month period ended September 30, 2014, have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the K-IFRS which is effective as of September 30, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

New standards, amendments and interpretations adopted by the Group for the year beginning on January 1, 2014, are as follows:

Amendment to K-IFRS 1032, Financial Instruments: Presentation

The amendment to K-IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. There is no significant impact of the amendment of K-IFRS 1032 on the consolidated financial statements.

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to K-IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. There is no significant impact of the amendment of K-IFRS 1039 on the consolidated financial statements.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). The interpretation does not have a significant impact on the consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the parent company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable to the expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk and operating risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is managing specific policies, procedures and work processes relating to the Bank’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Financial assets
Due from financial institutions	￦	13,527,134	￦	12,094,103
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		8,316,137		7,866,037
Financial assets designated at fair value through profit or loss		373,831		210,805
Derivatives		1,808,914		1,819,409
Loans		227,092,085		219,001,356
Financial investments
Available-for-sale financial assets		18,490,301		18,933,288
Held-to-maturity financial assets		12,090,153		13,016,991
Other financial assets		7,168,884		6,251,679

		288,867,439		279,193,668

Off-balance sheet items
Acceptances and guarantees contracts		9,301,423		9,804,692
Financial guarantee contracts		4,123,994		3,097,372
Commitments		92,959,566		95,422,032

		106,384,983		108,324,096

	￦	395,252,422	￦	387,517,764

[1]	Financial instruments indexed to the price of gold amounting to ￦47,024 million and ￦40,252 million as of September 30, 2014 and December 31, 2013, respectively, are included.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting year. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Loans are classified as follows:

(In millions of Korean won)	Sep. 30, 2014
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	112,240,580	97.78	￦	100,695,209	96.78	￦	10,603,044	95.20	￦	223,538,833	97.20
Past due but not impaired		1,625,545	1.42		480,174	0.46		323,038	2.90		2,428,757	1.06
Impaired		925,241	0.80		2,864,848	2.76		211,181	1.90		4,001,270	1.74

		114,791,366	100.00		104,040,231	100.00		11,137,263	100.00		229,968,860	100.00

Allowances[1]		(579,510)	0.50		(1,902,344)	1.83		(394,921)	3.55		(2,876,775)	1.25

Carrying amount	￦	114,211,856		￦	102,137,887		￦	10,742,342		￦	227,092,085

(In millions of Korean won)	Dec. 31, 2013
	Retail			Corporate			Credit card			Total
Loans	Amount		%	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	104,751,607	97.22	￦	98,939,364	96.68	￦	11,253,836	95.50	￦	214,944,807	96.88
Past due but not impaired		1,967,127	1.83		538,571	0.53		321,978	2.73		2,827,676	1.27
Impaired		1,024,480	0.95		2,856,933	2.79		208,644	1.77		4,090,057	1.85

		107,743,214	100.00		102,334,868	100.00		11,784,458	100.00		221,862,540	100.00

Allowances[1]		(580,510)	0.54		(1,870,874)	1.83		(409,800)	3.48		(2,861,184)	1.29

Carrying amount	￦	107,162,704		￦	100,463,994		￦	11,374,658		￦	219,001,356

[1]	Collectively assessed allowance for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired is as follows:

	Sep. 30, 2014
	Retail		Corporate		Credit card		Total
Grade 1	￦	94,285,464	￦	42,330,089	￦	5,297,782	￦	141,913,335
Grade 2		12,792,330		44,256,283		3,672,192		60,720,805
Grade 3		4,106,927		11,343,505		1,317,176		16,767,608
Grade 4		761,977		2,320,253		162,759		3,244,989
Grade 5		293,882		445,079		153,135		892,096

	￦	112,240,580	￦	100,695,209	￦	10,603,044	￦	223,538,833

(In millions of Korean won)	Dec. 31, 2013
	Retail		Corporate		Credit card		Total
Grade 1	￦	88,331,532	￦	40,950,125	￦	5,670,689	￦	134,952,346
Grade 2		12,320,960		43,497,358		3,806,194		59,624,512
Grade 3		3,195,119		11,993,854		1,438,491		16,627,464
Grade 4		637,556		2,237,288		184,110		3,058,954
Grade 5		266,440		260,739		154,352		681,531

	￦	104,751,607	￦	98,939,364	￦	11,253,836	￦	214,944,807

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Credit quality of loans graded according to internal credit ratings is as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)	Sep. 30, 2014
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	1,307,984	￦	205,000	￦	112,505	￦	56	￦	1,625,545
Corporate		389,512		49,849		40,813		—		480,174
Credit card		250,596		41,687		30,108		647		323,038

	￦	1,948,092	￦	296,536	￦	183,426	￦	703	￦	2,428,757

(In millions of Korean won)	Dec. 31, 2013
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	￦	1,729,091	￦	169,341	￦	68,629	￦	66	￦	1,967,127
Corporate		435,700		54,900		47,971		—		538,571
Credit card		234,003		51,416		36,259		300		321,978

	￦	2,398,794	￦	275,657	￦	152,859	￦	366	￦	2,827,676

Impaired loans are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Retail		Corporate		Credit card		Total
Loans	￦	925,241	￦	2,864,848	￦	211,181	￦	4,001,270
Allowances
Individual assessment		—		(1,113,306)		—		(1,113,306)
Collective assessment		(341,159)		(253,655)		(136,720)		(731,534)

		(341,159)		(1,366,961)		(136,720)		(1,844,840)

	￦	584,082	￦	1,497,887	￦	74,461	￦	2,156,430

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Retail		Corporate		Credit card		Total
Loans	￦	1,024,480	￦	2,856,933	￦	208,644	￦	4,090,057
Allowances
Individual assessment		(2)		(1,126,249)		—		(1,126,251)
Collective assessment		(381,739)		(229,058)		(133,616)		(744,413)

		(381,741)		(1,355,307)		(133,616)		(1,870,664)

	￦	642,739	￦	1,501,626	￦	75,028	￦	2,219,393

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of September 30, 2014 and December 31, 2013, is as follows:

(In millions of Korean won)	Sep. 30, 2014
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	24,967	￦	203,422	￦	391,257	￦	35,896,396	￦	36,516,042
Deposits and savings		877		15,361		38,946		2,236,260		2,291,444
Property and equipment		8,974		27,858		33,549		2,962,702		3,033,083
Real estate		417,617		685,900		1,176,765		118,931,713		121,211,995

	￦	452,435	￦	932,541	￦	1,640,517	￦	160,027,071	￦	163,052,564

(In millions of Korean won)	Dec. 31, 2013
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	￦	29,929	￦	226,721	￦	382,997	￦	32,102,952	￦	32,742,599
Deposits and savings		5,099		27,060		56,066		2,324,625		2,412,850
Property and equipment		11,843		1,959		1,281		1,676,443		1,691,526
Real estate		425,748		537,904		1,506,854		114,659,274		117,129,780

	￦	472,619	￦	793,644	￦	1,947,198	￦	150,763,294	￦	153,976,755

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Securities that are neither past due nor impaired	￦	39,216,088	￦	39,977,309
Impaired securities		7,310		9,560

	￦	39,223,398	￦	39,986,869

The credit qualities of securities (excluding equity securities) that are neither past due nor impaired as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	￦	6,996,978	￦	1,272,135	￦	—	￦	—	￦	—	￦	8,269,113
Financial assets designated at fair value through profit or loss		126,530		247,301		—		—		—		373,831
Available-for-sale financial assets		17,491,631		935,406		55,954		—		—		18,482,991
Held-to-maturity financial assets		12,090,153		—		—		—		—		12,090,153

	￦	36,705,292	￦	2,454,842	￦	55,954	￦	—	￦	—	￦	39,216,088

(In millions of Korean won)	Dec. 31, 2013
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Securities that are neither past due nor impaired
Financial assets held for trading	￦	6,634,168	￦	1,172,476	￦	19,141	￦	—	￦	—	￦	7,825,785
Financial assets designated at fair value through profit or loss		89,527		119,489		—		1,789		—		210,805
Available-for-sale financial assets		18,078,177		785,216		60,335		—		—		18,923,728
Held-to-maturity financial assets		13,016,991		—		—		—		—		13,016,991

	￦	37,818,863	￦	2,077,181	￦	79,476	￦	1,789	￦	—	￦	39,977,309

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The credit qualities of securities (excluding equity securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KAP	FnPricing	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit ratings agencies above.

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by country as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	114,729,069	￦	102,011,487	￦	11,134,685	￦	227,875,241	99.09	￦	(2,811,295)	￦	225,063,946
Europe		6		142,283		556		142,845	0.06		(270)		142,575
China		93		678,280		266		678,639	0.30		(14,261)		664,378
Japan		4,266		342,374		248		346,888	0.15		(48,066)		298,822
United States		—		692,632		708		693,340	0.30		(588)		692,752
Others		57,932		173,175		800		231,907	0.10		(2,295)		229,612

	￦	114,791,366	￦	104,040,231	￦	11,137,263	￦	229,968,860	100.00	￦	(2,876,775)	￦	227,092,085

(In millions of Korean won)	Dec. 31, 2013
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	107,644,600	￦	100,533,577	￦	11,782,169	￦	219,960,346	99.14	￦	(2,797,651)	￦	217,162,695
Europe		9		98,752		406		99,167	0.04		(288)		98,879
China		227		583,176		315		583,718	0.26		(16,075)		567,643
Japan		5,708		475,242		350		481,300	0.22		(44,248)		437,052
United States		—		448,868		578		449,446	0.20		(654)		448,792
Others		92,670		195,253		640		288,563	0.14		(2,268)		286,295

	￦	107,743,214	￦	102,334,868	￦	11,784,458	￦	221,862,540	100.00	￦	(2,861,184)	￦	219,001,356

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The details of the Group’s corporate loans by industry as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	9,536,307	9.17	￦	(87,150)	￦	9,449,157
Manufacturing		33,264,821	31.97		(703,040)		32,561,781
Service		38,623,755	37.12		(468,937)		38,154,818
Wholesale & Retail		13,615,390	13.09		(194,228)		13,421,162
Construction		4,505,726	4.33		(425,418)		4,080,308
Public sector		736,971	0.71		(9,268)		727,703
Others		3,757,261	3.61		(14,303)		3,742,958

	￦	104,040,231	100.00	￦	(1,902,344)	￦	102,137,887

(In millions of Korean won)	Dec. 31, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,524,203	10.28	￦	(87,471)	￦	10,436,732
Manufacturing		31,160,890	30.45		(611,257)		30,549,633
Service		38,375,826	37.50		(448,114)		37,927,712
Wholesale & Retail		13,873,681	13.56		(194,840)		13,678,841
Construction		4,427,615	4.33		(502,223)		3,925,392
Public sector		654,998	0.64		(8,469)		646,529
Others		3,317,655	3.24		(18,500)		3,299,155

	￦	102,334,868	100.00	￦	(1,870,874)	￦	100,463,994

The details of the Group’s retail and credit card loans by type as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	49,683,673	39.45	￦	(50,730)	￦	49,632,943
General purpose		65,107,693	51.70		(528,780)		64,578,913
Credit card		11,137,263	8.85		(394,921)		10,742,342

	￦	125,928,629	100.00	￦	(974,431)	￦	124,954,198

(In millions of Korean won)	Dec. 31, 2013
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	46,485,300	38.89	￦	(77,985)	￦	46,407,315
General purpose		61,257,914	51.25		(502,525)		60,755,389
Credit card		11,784,458	9.86		(409,800)		11,374,658

	￦	119,527,672	100.00	￦	(990,310)	￦	118,537,362

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by industry as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,504,123	42.38
Banking and Insurance		3,555,128	42.99
Others		1,209,862	14.63

		8,269,113	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		373,831	100.00

Derivative financial assets
Government and government funded institutions		15,502	0.86
Banking and Insurance		1,598,387	88.36
Others		195,025	10.78

		1,808,914	100.00

Available-for-sale financial assets
Government and government funded institutions		8,671,928	46.90
Banking and Insurance		6,893,037	37.28
Others		2,925,336	15.82

		18,490,301	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,231,367	84.63
Banking and Insurance		1,130,551	9.35
Others		728,235	6.02

		12,090,153	100.00

	￦	41,032,312

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	3,057,633	39.07
Banking and Insurance		3,776,119	48.25
Others		992,033	12.68

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		210,805	100.00

Derivative financial assets
Government and government funded institutions		18,248	1.00
Banking and Insurance		1,606,285	88.29
Others		194,876	10.71

		1,819,409	100.00

Available-for-sale financial assets
Government and government funded institutions		9,966,361	52.64
Banking and Insurance		6,986,895	36.90
Others		1,980,032	10.46

		18,933,288	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,923,807	83.92
Banking and Insurance		1,259,282	9.67
Others		833,902	6.41

		13,016,991	100.00

	￦	41,806,278

The details of the Group’s securities (excluding equity securities) and derivative financial instruments by country, as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Amount		%
Financial assets held for trading
Korea	￦	8,240,359	99.65
Others		28,754	0.35

		8,269,113	100.00

Financial assets designated at fair value through profit or loss
Korea		373,831	100.00

Derivative financial assets
Korea		681,340	37.67
United States		253,015	13.98
Others		874,559	48.35

		1,808,914	100.00

Available-for-sale financial assets
Korea		18,425,177	99.65
United States		4,733	0.03
Others		60,391	0.32

		18,490,301	100.00

Held-to-maturity financial assets
Korea		12,090,153	100.00

	￦	41,032,312

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Amount		%
Financial assets held for trading
Korea	￦	7,809,495	99.79
India		3,194	0.04
Others		13,096	0.17

		7,825,785	100.00

Financial assets designated at fair value through profit or loss
Korea		205,512	97.49
Others		5,293	2.51

		210,805	100.00

Derivative financial assets
Korea		617,804	33.96
United States		284,795	15.65
Others		916,810	50.39

		1,819,409	100.00

Available-for-sale financial assets
Korea		18,908,743	99.87
Others		24,545	0.13

		18,933,288	100.00

Held-to-maturity financial assets
Korea		13,016,991	100.00

	￦	41,806,278

The counterparties to the financial assets under due from financial institutions, financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance sheet items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturities of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,577,082	￦	983,711	￦	354,114	￦	1,085,682	￦	18,017	￦	34,282	￦	9,052,888
Financial assets held for trading[2]		8,799,631		—		—		—		—		—		8,799,631
Financial assets designated at fair value through profit or loss[2]		597,394		—		—		—		—		—		597,394
Derivatives held for trading[2]		1,714,139		—		—		—		—		—		1,714,139
Derivatives held for fair value hedging[3]		—		(2,857)		(3,078)		27,726		63,335		78,398		163,524
Loans		93,715		24,703,143		23,756,567		76,187,999		59,741,930		86,267,582		270,750,936
Available-for-sale financial assets[4]		3,144,603		591,356		1,874,388		4,845,074		11,723,263		1,234,628		23,413,312
Held-to-maturity financial assets		—		337,530		927,614		2,903,825		8,139,096		1,149,545		13,457,610
Other financial assets		138,900		4,946,187		28,733		1,485,971		8,921		8,487		6,617,199

	￦	21,065,464	￦	31,559,070	￦	26,938,338	￦	86,536,277	￦	79,694,562	￦	88,772,922	￦	334,566,633

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2014
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	454,878	￦	—	￦	—	￦	—	￦	—	￦	—	￦	454,878
Financial liabilities designated at fair value through profit or loss[2]		916,458		—		—		—		—		—		916,458
Derivatives held for trading[2]		1,628,738		—		—		—		—		—		1,628,738
Derivatives held for fair value hedging[3]		—		992		465		(4,189)		3,518		(29,406)		(28,620)
Deposits[5]		76,567,164		13,959,674		27,174,036		78,695,207		9,665,371		3,162,912		209,224,364
Debts		806,596		4,895,578		1,695,098		4,977,465		3,532,613		300,967		16,208,317
Debentures		118,256		1,886,306		1,396,403		7,151,732		15,519,001		4,267,705		30,339,403
Other financial liabilities		146,594		9,779,796		17,453		92,675		353,747		548,583		10,938,848

	￦	80,638,684	￦	30,522,346	￦	30,283,455	￦	90,912,890	￦	29,074,250	￦	8,250,761	￦	269,682,386

Off- balance sheet items
Commitments[6]	￦	92,959,566	￦	—	￦	—	￦	—	￦	—	￦	—	￦	92,959,566
Financial guarantee contract[7]		4,123,994		—		—		—		—		—		4,123,994

	￦	97,083,560	￦	—	￦	—	￦	—	￦	—	￦	—	￦	97,083,560

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,672,570	￦	501,100	￦	183,931	￦	586,696	￦	49,314	￦	160,826	￦	7,154,437
Financial assets held for trading[2]		8,967,006		—		—		—		—		—		8,967,006
Financial assets designated at fair value through profit or loss[2]		326,583		—		—		—		—		35,153		361,736
Derivatives held for trading[2]		1,680,880		—		—		—		—		—		1,680,880
Derivatives held for fair value hedging[3]		—		10,944		1,617		16,036		124,794		123,782		277,173
Loans		112,484		22,354,010		23,245,138		77,032,831		57,284,561		82,239,530		262,268,554
Available-for-sale financial assets[4]		2,496,486		571,796		1,542,912		4,891,859		12,313,615		1,977,317		23,793,985
Held-to-maturity financial assets		—		261,124		518,368		3,343,087		9,254,470		1,268,563		14,645,612
Other financial assets		27,788		4,262,763		22,473		1,526,228		6,554		2,382		5,848,188

	￦	19,283,797	￦	27,961,737	￦	25,514,439	￦	87,396,737	￦	79,033,308	￦	85,807,553	￦	324,997,571

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	￦	236,637	￦	—	￦	—	￦	—	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss[2]		878,565		—		—		—		—		—		878,565
Derivatives held for trading[2]		1,580,029		—		—		—		—		—		1,580,029
Derivatives held for fair value hedging[3]		—		—		25,411		179,000		8,959		—		213,370
Deposits[5]		74,110,641		14,193,153		28,638,089		77,181,179		8,603,695		2,677,536		205,404,293
Debts		270,987		3,279,051		1,711,622		4,733,173		4,038,514		356,424		14,389,771
Debentures		17,917		1,237,666		2,039,452		9,489,594		13,576,339		4,722,857		31,083,825
Other financial liabilities		141,041		8,372,426		13,101		63,409		198,068		509,412		9,297,457

	￦	77,235,817	￦	27,082,296	￦	32,427,675	￦	91,646,355	￦	26,425,575	￦	8,266,229	￦	263,083,947

Off- balance sheet items
Commitments[6]	￦	95,422,032	￦	—	￦	—	￦	—	￦	—	￦	—	￦	95,422,032
Financial guarantee contract[7]		3,097,372		—		—		—		—		—		3,097,372

	￦	98,519,404	￦	—	￦	—	￦	—	￦	—	￦	—	￦	98,519,404

[1]	The amounts of ￦7,782,369 million and ￦7,671,914 million, which are restricted amounts due from the financial institutions as of September 30, 2014 and December 31, 2013, respectively, are excluded.
[2]	Financial instruments held for trading, financial instruments designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, hybrid capital instruments classified as financial instruments designated at fair value through profit or loss are included in the ‘Over 5 years’ category over which they can be redeemed, owing to an uncertain point of sale as of December 31, 2013.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are included in the period in which the restriction is expected to be expired.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	56,367	￦	57,145	￦	6,543	￦	29,036	￦	—	￦	159,091
To be paid		(58,222)		(59,709)		(21,641)		(36,080)		—		(175,652)

(In millions of Korean won)	Dec. 31, 2013
	Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	￦	4,099	￦	5,962	￦	344,838	￦	56,186	￦	—	￦	411,085
To be paid		(4,996)		(7,872)		(357,099)		(54,974)		—		(424,941)

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and other risks include stock price risks. In addition, the Group is exposed to interest rate risks and currency risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk Management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines operational standards of interest and commission, revises the Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors the establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate gap, duration gap and interest rate VaR are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, The Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

4.6 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	1,090,772	￦	126,898	￦	90,910	￦	8,037	￦	44,354	￦	212,459	￦	1,573,430
Financial assets held for trading		38,198		—		—		—		—		—		38,198
Derivatives held for trading		49,646		—		1,029		—		—		—		50,675
Derivatives held for hedging		279		—		—		—		—		—		279
Loans		9,969,081		948,119		360,101		11,314		1,741		124,400		11,414,756
Available-for-sale financial assets		739,063		—		—		—		—		3,268		742,331
Other financial assets		1,372,237		190,917		29,076		2,731		—		138,737		1,733,698

	￦	13,259,276	￦	1,265,934	￦	481,116	￦	22,082	￦	46,095	￦	478,864	￦	15,553,367

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	81,039	￦	656	￦	909	￦	—	￦	—	￦	73	￦	82,677
Derivatives held for trading		192		—		—		—		—		—		192
Deposits		3,794,113		470,831		162,812		19,528		12,751		286,069		4,746,104
Debts		5,946,091		254,076		307,454		2,107		1,219		155,425		6,666,372
Debentures		2,537,089		76,807		—		—		—		21,636		2,635,532
Other financial liabilities		1,554,996		210,943		53,918		9,456		231		56,973		1,886,517

	￦	13,913,520	￦	1,013,313	￦	525,093	￦	31,091	￦	14,201	￦	520,176	￦	16,017,394

Off-balance sheet items	￦	16,222,238	￦	24,378	￦	5,800	￦	4,693	￦	11,208	￦	75,862	￦	16,344,179

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	1,324,563	￦	123,527	￦	87,765	￦	5,495	￦	130,290	￦	216,250	￦	1,887,890
Financial assets held for trading		16,290		—		—		—		—		—		16,290
Financial assets designated at fair value through profit or loss		5,293		—		—		—		—		—		5,293
Derivatives held for trading		94,664		—		946		—		—		—		95,610
Derivatives held for hedging		16,094		—		—		—		—		—		16,094
Loans		10,061,929		1,235,187		381,415		51,677		456		190,827		11,921,491
Available-for-sale financial assets		777,081		10,052		—		—		—		3,747		790,880
Other financial assets		512,717		314,632		76,016		1,332		—		91,405		996,102

	￦	12,808,631	￦	1,683,398	￦	546,142	￦	58,504	￦	130,746	￦	502,229	￦	15,729,650

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	5,287	￦	—	￦	—	￦	—	￦	—	￦	—	￦	5,287
Derivatives held for trading		127,308		—		1,333		—		15		—		128,656
Deposits		3,914,192		515,595		150,713		15,816		10,905		280,863		4,888,084
Debts		5,830,466		574,307		318,748		4,382		100,464		174,898		7,003,265
Debentures		2,717,876		236,020		193,062		—		—		148,687		3,295,645
Other financial liabilities		1,475,826		59,820		150,815		51,678		913		42,241		1,781,293

	￦	14,070,955	￦	1,385,742	￦	814,671	￦	71,876	￦	112,297	￦	646,689	￦	17,102,230

Off-balance sheet items	￦	16,574,161	￦	3,486	￦	4,878	￦	4,787	￦	9,958	￦	60,221	￦	16,657,491

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Financial information by business segment for the nine-month period ended September 30, 2014, is as follows:

	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,366,430	￦	1,662,211	￦	1,117,076	￦	4,145,717	￦	977,717	￦	101,355	￦	80,018	￦	198,532	￦	—	￦	5,503,339
Segment operating revenues(expenses)		7,041		(48,261)		200,943		159,723		(162,609)		4,115		(23,228)		144,166		(122,167)		—

	￦	1,373,471	￦	1,613,950	￦	1,318,019	￦	4,305,440	￦	815,108	￦	105,470	￦	56,790	￦	342,698	￦	(122,167)	￦	5,503,339

Net interest income		1,843,216		1,508,841		352,704		3,704,761		748,513		14,497		167,402		142,200		156		4,777,529
Interest income		3,032,869		3,333,721		969,805		7,336,395		1,020,838		33,629		167,422		227,646		(16,054)		8,769,876
Interest expense		(1,189,653)		(1,824,880)		(617,101)		(3,631,634)		(272,325)		(19,132)		(20)		(85,446)		16,210		(3,992,347)
Net fee and commission income		176,377		385,249		221,003		782,629		82,781		54,289		134		97,848		(915)		1,016,766
Fee and commission income		205,028		437,102		281,582		923,712		1,034,299		58,843		134		115,211		(186,085)		1,946,114
Fee and commission expense		(28,651)		(51,853)		(60,579)		(141,083)		(951,518)		(4,554)		—		(17,363)		185,170		(929,348)
Net gains on financial assets/ liabilities at fair value through profit or loss		182		(20,238)		246,538		226,482		—		35,396		8,175		38,910		(16)		308,947
Net other operating income(loss)		(646,304)		(259,902)		497,774		(408,432)		(16,186)		1,288		(118,921)		63,740		(121,392)		(599,903)
General and administrative expenses		(524,145)		(1,246,571)		(748,409)		(2,519,125)		(242,837)		(75,054)		(43,884)		(132,101)		40,092		(2,972,909)
Operating profit before provision for credit losses		849,326		367,379		569,610		1,786,315		572,271		30,416		12,906		210,597		(82,075)		2,530,430
Provision(reversal) for credit losses		(452,948)		(208,639)		(23,107)		(684,694)		(211,035)		(1,462)		(669)		(39,172)		7		(937,025)
Operating profit		396,378		158,740		546,503		1,101,621		361,236		28,954		12,237		171,425		(82,068)		1,593,405
Share of loss of associates		—		—		55,703		55,703		—		(1)		—		(13,792)		6,325		48,235
Net other non-operating income (expense)		1,619		—		(12,377)		(10,758)		(1,322)		(702)		(196)		(23,213)		(3,248)		(39,439)
Segment profit before income tax expense		397,997		158,740		589,829		1,146,566		359,914		28,251		12,041		134,420		(78,991)		1,602,201
Income tax expense		(95,221)		(52,686)		(93,986)		(241,893)		(85,453)		(6,853)		(6,056)		(25,199)		(5,045)		(370,499)
Profit for the period		302,776		106,054		495,843		904,673		274,461		21,398		5,985		109,221		(84,036)		1,231,702
Profit attributable to Shareholders of the parent entity		302,776		106,054		495,843		904,673		274,461		21,398		5,985		109,221		(94,380)		1,221,358
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		—		10,344		10,344
Total assets[1]		94,444,582		106,656,067		67,970,164		269,070,813		15,568,501		4,319,214		7,553,435		25,592,823		(20,433,893)		301,670,893
Total liabilities[1]		78,139,342		123,348,448		45,973,419		247,461,209		11,835,033		3,748,152		6,973,510		5,096,255		(564,813)		274,549,346

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Financial information by business segment for the nine-month period ended September 30, 2013, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	￦	1,369,340	￦	1,870,572	￦	1,083,820	￦	4,323,732	￦	1,067,041	￦	88,056	￦	78,663	￦	101,873	￦	—	￦	5,659,365
Segment operating revenues(expenses)		6,807		(66,267)		231,920		172,460		(160,417)		3,883		(30,500)		94,755		(80,181)		—

	￦	1,376,147	￦	1,804,305	￦	1,315,740	￦	4,496,192	￦	906,624	￦	91,939	￦	48,163	￦	196,628	￦	(80,181)	￦	5,659,365

Net interest income		1,924,590		1,514,674		452,202		3,891,466		758,792		16,953		149,689		62,206		(1,638)		4,877,468
Interest income		3,332,709		3,614,333		1,073,545		8,020,587		1,042,659		30,273		149,692		79,333		(19,684)		9,302,860
Interest expense		(1,408,119)		(2,099,659)		(621,343)		(4,129,121)		(283,867)		(13,320)		(3)		(17,127)		18,046		(4,425,392)
Net fee and commission income		179,636		482,461		164,545		826,642		161,852		56,337		42		87,553		(848)		1,131,578
Fee and commission income		210,302		529,050		219,395		958,747		1,034,806		63,435		42		100,807		(184,026)		1,973,811
Fee and commission expense		(30,666)		(46,589)		(54,850)		(132,105)		(872,954)		(7,098)		—		(13,254)		183,178		(842,233)
Net gains on financial assets/ liabilities at fair value through profit or loss		351		(848)		496,636		496,139		—		17,723		12,117		18,823		(28)		544,774
Net other operating income(loss)		(728,430)		(191,982)		202,357		(718,055)		(14,020)		926		(113,685)		28,046		(77,667)		(894,455)
General and administrative expenses		(606,890)		(1,305,796)		(626,069)		(2,538,755)		(253,594)		(71,565)		(37,959)		(98,489)		41,838		(2,958,524)
Operating profit before provision for credit losses		769,257		498,509		689,671		1,957,437		653,030		20,374		10,204		98,139		(38,343)		2,700,841
Provision(reversal) for credit losses		(627,445)		(248,486)		4,443		(871,488)		(239,664)		(3,917)		(424)		(16,813)		373		(1,131,933)
Operating profit		141,812		250,023		694,114		1,085,949		413,366		16,457		9,780		81,326		(37,970)		1,568,908
Share of loss of associates		—		—		(106,105)		(106,105)		—		—		—		(73)		2,542		(103,636)
Net other non-operating income (expense)		324		—		(14,147)		(13,823)		(951)		(116)		(165)		184		(3,789)		(18,660)
Segment profit before income tax expense		142,136		250,023		573,862		966,021		412,415		16,341		9,615		81,437		(39,217)		1,446,612
Income tax expense		(38,097)		(76,771)		(204,587)		(319,455)		(96,738)		(4,571)		(2,237)		(18,356)		(515)		(441,872)
Profit for the period		104,039		173,252		369,275		646,566		315,677		11,770		7,378		63,081		(39,732)		1,004,740
Profit attributable to Shareholders of the parent entity		104,039		173,252		369,191		646,482		315,677		11,770		7,378		63,081		(42,844)		1,001,544
Profit attributable to Non-controlling interests		—		—		84		84		—		—		—		—		3,112		3,196
Total assets[1]		92,498,513		103,202,391		69,558,038		265,258,942		15,854,992		2,525,070		6,945,605		21,504,989		(20,251,443)		291,838,155
Total liabilities[1]		81,008,201		122,206,712		41,426,715		244,641,628		12,385,131		1,973,888		6,396,477		1,414,111		(625,911)		266,185,324

[1]	Amounts before intra-group transaction adjustments.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Banking service	￦	4,145,717	￦	4,323,732
Credit card service		977,717		1,067,041
Investment & securities service		101,355		88,056
Life insurance service		80,018		78,663
Other service		198,532		101,873

	￦	5,503,339	￦	5,659,365

5.2.2 Geographical information

Geographical operating revenues from external customers for the nine-month periods ended September 30, 2014 and 2013, and major non-current assets as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets[1]
Domestic	￦	5,425,081	￦	3,475,276	￦	5,589,561	￦	3,600,424
United States		8,675		14		10,511		21
New Zealand		5,046		214		6,659		20
China		36,674		7,808		20,293		10,488
Japan		14,504		1,517		19,185		1,722
Argentina		(122)		—		5		—
Vietnam		2,351		271		2,366		316
Cambodia		4,279		581		4,182		898
England		6,851		91		6,603		9
Intra-group adjustment		—		131,176		—		56,408

	￦	5,503,339	￦	3,616,948	￦	5,659,365	￦	3,670,306

[1]	Major non-current assets are as of December 31, 2013.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair value of financial assets and liabilities as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Dec. 31, 2013
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	16,587,876	￦	16,591,266	￦	14,792,654	￦	14,793,603
Financial assets held for trading		8,799,631		8,799,631		8,967,006		8,967,006
Debt securities		8,269,113		8,269,113		7,825,785		7,825,785
Equity securities		483,494		483,494		1,100,969		1,100,969
Others		47,024		47,024		40,252		40,252
Financial assets designated at fair value through profit or loss		597,394		597,394		361,736		361,736
Equity securities		129,835		129,835		115,778		115,778
Derivative linked securities		467,559		467,559		245,958		245,958
Derivatives held for trading		1,714,139		1,714,139		1,680,880		1,680,880
Derivatives held for hedging		94,775		94,775		138,529		138,529
Loans		227,092,085		227,852,022		219,001,356		219,319,406
Available-for-sale financial assets		21,783,824		21,783,824		21,832,104		21,832,104
Debt securities		18,490,301		18,490,301		18,933,288		18,933,288
Equity securities		3,293,523		3,293,523		2,898,816		2,898,816
Held-to-maturity financial assets		12,090,153		12,569,051		13,016,991		13,386,962
Other financial assets		7,168,884		7,168,884		6,251,679		6,251,679

	￦	295,928,761	￦	297,170,986	￦	286,042,935	￦	286,731,905

Financial liabilities
Financial liabilities held for trading	￦	454,878	￦	454,878	￦	236,637	￦	236,637
Financial liabilities designated at fair value through profit or loss		916,458		916,458		878,565		878,565
Derivatives held for trading		1,628,738		1,628,738		1,580,029		1,580,029
Derivatives held for hedging		22,990		22,990		215,310		215,310
Deposits		204,804,569		205,257,507		200,882,064		201,128,271
Debts		15,924,143		15,993,412		14,101,331		14,098,569
Debentures		27,762,712		28,471,374		27,039,534		28,221,196
Other financial liabilities		14,209,145		14,209,145		13,262,914		13,262,946

	￦	265,723,633	￦	266,954,502	￦	258,196,384	￦	259,621,523

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a Discounted Cash Flow (DCF) Model.

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	4,159,000	￦	4,640,631	￦	—	￦	8,799,631
Debt securities		3,830,657		4,438,456		—		8,269,113
Equity securities		281,319		202,175		—		483,494
Others		47,024		—		—		47,024
Financial assets designated at fair value through profit or loss		—		129,835		467,559		597,394
Equity securities		—		129,835		—		129,835
Derivative linked securities		—		—		467,559		467,559
Derivatives held for trading		777		1,668,227		45,135		1,714,139
Derivatives held for hedging		—		94,775		—		94,775
Available-for-sale financial assets[1]		8,170,222		11,851,199		1,762,403		21,783,824
Debt securities		6,973,112		11,516,779		410		18,490,301
Equity securities		1,197,110		334,420		1,761,993		3,293,523

	￦	12,329,999	￦	18,384,667	￦	2,275,097	￦	32,989,763

Financial liabilities
Financial liabilities held for trading	￦	454,878	￦	—	￦	—	￦	454,878
Financial liabilities designated at fair value through profit or loss		—		—		916,458		916,458
Derivatives held for trading		1,472		1,593,198		34,068		1,628,738
Derivatives held for hedging		—		17,784		5,206		22,990

	￦	456,350	￦	1,610,982	￦	955,732	￦	3,023,064

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	3,528,104	￦	5,438,902	￦	—	￦	8,967,006
Debt securities		3,160,592		4,665,193		—		7,825,785
Equity securities		327,260		773,709		—		1,100,969
Others		40,252		—		—		40,252
Financial assets designated at fair value through profit or loss		—		127,808		233,928		361,736
Equity securities		—		115,778		—		115,778
Derivative linked securities		—		12,030		233,928		245,958
Derivatives held for trading		744		1,630,940		49,196		1,680,880
Derivatives held for hedging		—		138,077		452		138,529
Available-for-sale financial assets[1]		10,739,845		9,430,206		1,662,053		21,832,104
Debt securities		9,754,737		9,175,742		2,809		18,933,288
Equity securities		985,108		254,464		1,659,244		2,898,816

	￦	14,268,693	￦	16,765,933	￦	1,945,629	￦	32,980,255

Financial liabilities
Financial liabilities held for trading	￦	236,637	￦	—	￦	—	￦	236,637
Financial liabilities designated at fair value through profit or loss		—		—		878,565		878,565
Derivatives held for trading		261		1,538,374		41,394		1,580,029
Derivatives held for hedging		—		206,468		8,842		215,310

	￦	236,898	￦	1,744,842	￦	928,801	￦	2,910,541

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦116,638 million and ￦117,750 million as of September 30, 2014 and December 31, 2013, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statement of financial position and classified as Level 2 as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	Sep. 30, 2014		Dec. 31, 2013
Financial assets
Financial assets held for trading
Debt securities	￦	4,438,456	￦	4,665,193	DCF Model	Discount rate
Equity securities		202,175		773,709	DCF Model, Net Asset Value Method	Discount rate, Fair value of underlying asset

		4,640,631		5,438,902

Financial assets designated at fair value through profit or loss
Equity securities		129,835		115,778	DCF Model	Discount rate
Derivative linked securities		—		12,030	Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility, Correlation of the underlying assets

		129,835		127,808

Derivatives held for trading		1,668,227		1,630,940	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		94,775		138,077	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		11,516,779		9,175,742	DCF Model	Discount rate
Equity securities		334,420		254,464	DCF Model, Net Asset Value Method	Discount rate, Fair value of underlying asset

		11,851,199		9,430,206

	￦	18,384,667	￦	16,765,933

Financial liabilities
Derivatives held for trading	￦	1,593,198	￦	1,538,374	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		17,784		206,468	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	￦	1,610,982	￦	1,744,842

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	3,081,229	￦	11,412,337	￦	2,097,700	￦	16,591,266
Loans		—		—		227,852,022		227,852,022
Held-to-maturity financial assets		2,616,354		9,952,697		—		12,569,051
Other financial assets[2]		—		—		7,168,884		7,168,884

	￦	5,697,583	￦	21,365,034	￦	237,118,606	￦	264,181,223

Financial liabilities
Deposits[1]	￦	—	￦	76,304,271	￦	128,953,236	￦	205,257,507
Debts[1]		—		37,676		15,955,736		15,993,412
Debentures		—		28,299,369		172,005		28,471,374
Other financial liabilities[3]		—		—		14,209,145		14,209,145

	￦	—	￦	104,641,316	￦	159,290,122	￦	263,931,438

(In millions of Korean won)	Dec. 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	2,698,018	￦	10,555,993	￦	1,539,592	￦	14,793,603
Loans		—		—		219,319,406		219,319,406
Held-to-maturity financial assets		3,535,217		9,851,745		—		13,386,962
Other financial assets[2]		—		—		6,251,679		6,251,679

	￦	6,233,235	￦	20,407,738	￦	227,110,677	￦	253,751,650

Financial liabilities
Deposits[1]	￦	—	￦	72,839,365	￦	128,288,906	￦	201,128,271
Debts[1]		—		156,349		13,942,220		14,098,569
Debentures		—		27,752,493		468,703		28,221,196
Other financial liabilities[3]		—		—		13,262,946		13,262,946

	￦	—	￦	100,748,207	￦	155,962,775	￦	256,710,982

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	The ￦7,168,884 million and ￦6,251,679 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of September 30, 2014 and December 31, 2013, respectively.
[3]	The ￦14,206,552 million and ￦13,261,041 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as of September 30, 2014 and December 31, 2013, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Valuation techniques and inputs used in the fair value measurement

The valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

The valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Fair value				Valuation technique	Inputs
	Sep. 30, 2014		Dec. 31, 2013
Financial assets
Held-to-maturity financial assets	￦	9,952,697	￦	9,851,745	DCF Model	Discount rate
Financial liabilities
Debentures	￦	28,299,369	￦	27,752,493	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Fair value				Valuation technique	Inputs[1]
	Sep. 30, 2014		Dec. 31, 2013
Financial assets
Cash and due from financial institutions	￦	2,097,700	￦	1,539,592	DCF Model	Credit spread, Other spread
Loans		227,852,022		219,319,406	DCF Model	Credit spread, Other spread, Prepayment rate

	￦	229,949,722	￦	220,858,998

Financial liabilities
Deposits	￦	128,953,236	￦	128,288,906	DCF Model	Other spread, Prepayment rate
Debts		15,955,736		13,942,220	DCF Model	Other spread
Debentures		172,005		468,703	DCF Model	Other spread, Implied default probability
Other financial liabilities		2,593		1,905	DCF Model	Other spread

	￦	145,083,570	￦	142,701,734

[1]	All inputs are unobservable.

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 Fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

Changes in Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	233,928	￦	1,662,053	￦	(878,565)	￦	7,802	￦	(8,390)
Total gains or losses
- Profit or loss		95		(50,331)		(4,107)		441		3,394
- Other comprehensive income		—		122,193		—		—		—
Purchases		494,859		123,378		—		407		—
Sales		(261,323)		(91,694)		—		(4,795)		—
Issues		—		—		(1,007,285)		(2,645)		—
Settlements		—		—		973,499		(11,775)		(210)
Transfers into level 3		—		409		—		21,632		—
Transfers out of level 3		—		(10,439)		—		—		—
Business combination		—		6,834		—		—		—

Ending balance	￦	467,559	￦	1,762,403	￦	(916,458)	￦	11,067	￦	(5,206)

(In millions of Korean won)	Sep. 30, 2013
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	177,624	￦	1,478,339	￦	(469,138)	￦	(1,158)	￦	(6,535)
Total gains or losses
- Profit or loss		5,747		167		(20,987)		(6,588)		267
- Other comprehensive income		—		38,229		—		—		—
Purchases		345,641		280,901		—		(5,332)		—
Sales		(278,039)		(60,967)		—		(2,055)		—
Issues		—		—		(792,573)		(3,945)		—
Settlements		—		—		485,435		(582)		(626)
Transfers into level 3		—		17,061		—		—		—
Transfers out of level 3		—		(302,861)		—		—		—

Ending balance	￦	250,973	￦	1,450,869	￦	(797,263)	￦	(19,660)	￦	(6,894)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	￦	(3,571)	￦	(47,010)	￦	73
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		12,472		(59,084)		73

(In millions of Korean won)	Sep. 30, 2013
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	￦	(21,828)	￦	434
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(9,408)		(5,786)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs as of September 30, 2014, is as follows:

	Sep. 30, 2014
(In millions of Korean won)	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	￦	467,559	Monte Carlo Simulation, Closed Form, DCF Model, Black-Derman-Toy Model	Price of the underlying asset, Interest rates, Dividend yield, Discount rate, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset Correlation between underlying asset Volatility of interest rate	6.48 ~ 42.08 -4.21 ~ 52.35 4.26 ~ 5.05

The higher the volatility, the higher the fair value fluctuation

The higher the correlation between underlying asset, the higher the fair value fluctuation

The higher the volatility, the higher the fair value fluctuation

Derivatives held for trading
Stock and index		42,184	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset(index of stock prices), Dividend yield, Present worth factor	Volatility of the underlying asset Correlation of the indexes of stock prices Present worth factor	4.80 ~ 43.36 2.63 ~ 52.35 96.20	The higher the volatility, the higher the fair value fluctuation The higher the correlation, the higher the fair value fluctuation The higher the present worth factor, the higher the fair value
Currency		2,951	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss rate from bankruptcy	8.21 ~ 98.03	The higher the loss given default, the lower the fair value

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Available-for-sale financial assets
Debt securities		410	DCF Model	Discount rate	Discount rate	10.69	The lower the discount rate, the higher the fair value
Equity securities		1,761,993

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Binomial trees, Hull and White model, Net asset value method, dividend discount model, Discounted cash flows to equity, Historical data method

Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company, Recovery rate of receivables’ acquisition cost

					Growth rate Discount rate Volatility of interest rate Volatilities of real estate selling price Liquidation value Discount rate of cash flows from rent Recovery rate of receivables’ acquisition cost	0.00 ~ 3.00 2.70 ~ 22.48 13.20 ~ 18.45 1.62 0.00 6.92 ~ 12.19 155.83

The higher the growth rate, the higher the fair value

The lower the discount rate, the higher the fair value

The higher the volatility, the higher the fair value fluctuation

The higher the real estate selling price, the higher the fair value

The higher the liquidation value, the higher the fair value

The lower the discount rate of cash flows, the higher the fair value

The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	￦	2,275,097

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	￦	916,458	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	6.48 ~ 42.08	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-4.21 ~ 52.35	The higher the correlation between underlying asset, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Stock and index		34,068	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White model	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Volatility of interest rate	Volatility of the underlying asset	10.27 ~ 36.77	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-4.72 ~ 67.82	The higher the correlation, the higher the fair value fluctuation
					Volatility of interest rate	13.20 ~ 18.45	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		5,206	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.45 ~ 3.59	The higher the volatility, the higher the fair value fluctuation
	￦	955,732

Information about fair value measurements using unobservable inputs as of December 31, 2013, is as follows:

	Dec 31, 2013
(In millions of Korean won)	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	￦	233,928	Monte Carlo Simulation, Closed Form, Hull and White model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Volatility of interest rate, Discount rate	Volatility of the underlying asset Correlation between underlying asset	10.99 ~ 40.28 -3.28 ~ 57.89	The higher the volatility, the higher the fair value fluctuation The higher the correlation between underlying asset, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

					Volatility of interest rate Discount rate	0.48 2.54 ~ 5.32	The higher the volatility, the higher the fair value fluctuation The lower the discount rate, the higher the fair value
Derivatives held for trading
Stock and index		42,706	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Discount rate	Volatility of the underlying asset Correlation of the indexes of stock prices Discount rate	7.10 ~ 45.64 11.43 ~ 79.26 3.46	The higher the volatility, the higher the fair value fluctuation The higher the correlation, the higher the fair value fluctuation The lower the discount rate, the higher the fair value
Currency		6,490	DCF Model,	Interest rates, Foreign exchange rate, Loss given default	Loss rate from bankruptcy	88.24 ~ 94.12	The higher the loss given default, the lower the fair value
Derivatives held for hedging
Interest rate		452	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Interest rates, Correlation between underlying asset (Interest rates), Foreign exchange rate	Correlation between underlying asset	0.03	The higher the correlation, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		2,809	DCF Model	Discount rate	Discount rate	8.85	The lower the discount rate, the higher the fair value
Equity securities		1,659,244	DCF Model, Comparable company analysis, Adjusted discount rate method, Binomial trees, Hull and White model, Net asset value method, Dividend discount model, Discounted cash flows to equity,

Growth rate, Discount rate, Volatility of interest rate, Volatilities of real estate selling price, Liquidation value, Discount rate of cash flows from rent, Net asset value, Stock price index of the comparative company

					Growth rate Discount rate Volatility of interest rate Volatilities of real estate selling price Liquidation value Discount rate of cash flows from rent	0.00 ~ 1.00 2.86 ~ 58.69 12.37 ~ 16.26 0.74 ~ 0.96 0.00 6.43 ~ 12.83

The higher the growth rate, the higher the fair value

The lower the discount rate, the higher the fair value

The higher the volatility, the higher the fair value fluctuation

The higher the real estate selling price, the higher the fair value

The higher the liquidation value, the higher the fair value

The lower the discount rate of cash flows from rent, the higher the fair value

	￦	1,945,629

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	￦	878,565	Closed Form, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	10.99 ~ 44.71	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-3.28 ~ 58.28	The higher the correlation between underlying asset, the higher the fair value fluctuation
Stock and index		41,394	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset (index of stock prices), Dividend yield, Volatility of interest rate	Volatility of the underlying asset	10.99 ~ 45.64	The higher the volatility, the higher the fair value fluctuation
					Correlation of the indexes of stock prices	16.20 ~ 79.26	The higher the correlation, the higher the fair value fluctuation
					Volatility of interest rate	12.37 ~ 16.26	The higher the volatility, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		8,842	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.00~5.28	The higher the volatility, the higher the fair value fluctuation

	￦	928,801

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit and loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Recognition in profit and loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,146	￦	(9,193)	￦	—	￦	—
Derivatives held for trading[2]		8,089		(7,731)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		21		(19)
Equity securities[4]		—		—		242,299		(144,246)

	￦	14,235	￦	(16,924)	￦	242,320	￦	(144,265)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	17,677	￦	(10,977)	￦	—	￦	—
Derivatives held for trading[2]		3,422		(5,155)		—		—
Derivatives held for hedging[2]		151		(141)		—		—

	￦	21,250	￦	(16,273)	￦	—	￦	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Recognition in profit and loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	￦	6,188	￦	(8,834)	￦	—	￦	—
Derivatives held for trading[2]		6,653		(6,299)		—		—
Derivatives held for hedging[2]		—		—		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		61		(58)
Equity securities[4]		—		—		322,444		(121,192)

	￦	12,841	￦	(15,133)	￦	322,505	￦	(121,250)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	15,467	￦	(10,330)	￦	—	￦	—
Derivatives held for trading[2]		4,596		(4,968)		—		—
Derivatives held for hedging[2]		345		(333)		—		—

	￦	20,408	￦	(15,631)	￦	—	￦	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock price fluctuation range of underlying assets by +/- 10%.
[2]	For equity-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For currency-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as loss given default by ± 1%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate of cash flows from rent (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Balance at the beginning of the period (A)	￦	4,190	￦	8,652
New transactions (B)		2,348		2,734
Amounts recognized in profit or loss during the period (C=a+b)		(3,746)		(5,534)
a. Amortization		(2,948)		(1,924)
b. Settlement		(798)		(3,610)

Balance at the end of the period (A+B+C)	￦	2,792	￦	5,852

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	16,587,876	￦	—	￦	—	￦	—	￦	16,587,876
Financial assets at fair value through profit or loss		8,799,631		597,394		—		—		—		—		9,397,025
Derivatives		1,714,139		—		—		—		—		94,775		1,808,914
Loans		—		—		227,092,085		—		—		—		227,092,085
Financial investments		—		—		—		21,783,824		12,090,153		—		33,873,977
Other financial assets		—		—		7,168,884		—		—		—		7,168,884

	￦	10,513,770	￦	597,394	￦	250,848,845	￦	21,783,824	￦	12,090,153	￦	94,775	￦	295,928,761

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2014
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	454,878	￦	916,458	￦	—	￦	—	￦	1,371,336
Derivatives		1,628,738		—		—		22,990		1,651,728
Deposits		—		—		204,804,569		—		204,804,569
Debts		—		—		15,924,143		—		15,924,143
Debentures		—		—		27,762,712		—		27,762,712
Other financial liabilities		—		—		14,209,145		—		14,209,145

	￦	2,083,616	￦	916,458	￦	262,700,569	￦	22,990	￦	265,723,633

(In millions of Korean won)	Dec. 31, 2013
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	14,792,654	￦	—	￦	—	￦	—	￦	14,792,654
Financial assets at fair value through profit or loss		8,967,006		361,736		—		—		—		—		9,328,742
Derivatives		1,680,880		—		—		—		—		138,529		1,819,409
Loans		—		—		219,001,356		—		—		—		219,001,356
Financial investments		—		—		—		21,832,104		13,016,991		—		34,849,095
Other financial assets		—		—		6,251,679		—		—		—		6,251,679

	￦	10,647,886	￦	361,736	￦	240,045,689	￦	21,832,104	￦	13,016,991	￦	138,529	￦	286,042,935

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	236,637	￦	878,565	￦	—	￦	—	￦	1,115,202
Derivatives		1,580,029		—		—		215,310		1,795,339
Deposits		—		—		200,882,064		—		200,882,064
Debts		—		—		14,101,331		—		14,101,331
Debentures		—		—		27,039,534		—		27,039,534
Other financial liabilities		—		—		13,262,914		—		13,262,914

	￦	1,816,666	￦	878,565	￦	255,285,843	￦	215,310	￦	258,196,384

6.4 Offsetting financial assets and financial liabilities

The Group enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements and other arrangements with the Group’s’ derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Other financial instruments consist of receivables and payables related to domestic exchange settlement and trading activities in securities and derivatives. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position.

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
			Gross amounts of		Net amounts		Non-offsetting amount
	Gross amounts of recognized financial assets		recognized financial liabilities offset in the statement of financial position		of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	￦	1,608,079	￦	—	￦	1,608,079	￦	(1,323,896)	￦	(1,022)	￦	283,161
Derivatives held for hedging		94,775		—		94,775		(24,139)		—		70,636
Receivable spot exchange		2,695,853		—		2,695,853		(2,694,548)		—		1,305
Reverse repurchase, securities borrowing and similar agreements		4,296,900		—		4,296,900		(4,296,900)		—		—
Other financial instruments		15,864,875		(15,186,738)		678,137		—		—		678,137

	￦	24,560,482	￦	(15,186,738)	￦	9,373,744	￦	(8,339,483)	￦	(1,022)	￦	1,033,239

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
			Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts		Non-offsetting amount				Net amount
	Gross amounts of recognized financial assets				of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,593,909	￦	—	￦	1,593,909	￦	(1,190,301)	￦	(1,850)	￦	401,758
Derivatives held for hedging		138,028		—		138,028		(36,133)		—		101,895
Receivable spot exchange		2,256,532		—		2,256,532		(2,255,085)		—		1,447
Reverse repurchase, securities borrowing and similar agreements		4,173,200		—		4,173,200		(4,173,200)		—		—
Other financial instruments		16,475,869		(15,637,526)		838,343		—		—		838,343

	￦	24,637,538	￦	(15,637,526)	￦	9,000,012	￦	(7,654,719)	￦	(1,850)	￦	1,343,443

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The details of the Group’s recognized financial liabilities subject to enforceable master netting arrangement or similar agreement by type as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
			Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts		Non-offsetting amount				Net amount
	Gross amounts of recognized financial liabilities				of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,613,937	￦	—	￦	1,613,937	￦	(1,107,503)	￦	—	￦	506,434
Derivatives held for hedging		22,177		—		22,177		(5,206)		—		16,971
Payable spot exchange		2,696,035		—		2,696,035		(2,694,548)		—		1,487
Reverse repurchase securities lending and similar agreements[1,2]		1,254,094		—		1,254,094		(1,254,094)		—		—
Other financial instruments		15,466,038		(15,186,738)		279,300		(132,363)		—		146,937

	￦	21,052,281	￦	(15,186,738)	￦	5,865,543	￦	(5,193,714)	￦	—	￦	671,829

(In millions of Korean won)	Dec. 31, 2013
					Net amounts		Non-offsetting amount				Net amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	￦	1,579,878	￦	—	￦	1,579,878	￦	(992,164)	￦	—	￦	587,714
Derivatives held for hedging		204,642		—		204,642		(16,320)		—		188,322
Payable spot exchange		2,256,147		—		2,256,147		(2,255,085)		—		1,062
Reverse repurchase securities lending and similar agreements[1,2]		804,726		—		804,726		(804,726)		—		—
Other financial instruments		16,754,401		(15,637,526)		1,116,875		(946,800)		—		170,075

	￦	21,599,794	￦	(15,637,526)	￦	5,962,268	￦	(5,015,095)	￦	—	￦	947,173

[1]	Includes repurchase agreements sold to customers.
[2]	Includes a portion of securities sold.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

7. Due from financial institutions

The details of due from financial institutions as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	Sep. 30, 2014		Dec. 31, 2013
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.28	￦	6,962,446	￦	6,717,697
	Due from banking institutions	Hana Bank and others	0.00~7.15		1,345,406		636,837
	Due from others	Woori Investment & Securities Co., Ltd. and others	0.10~3.20		4,039,466		3,203,452

					12,347,318		10,557,986

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		519,807		855,388
	Time deposits in foreign currencies	Bank of communications and others	0.6~5.95		617,645		657,408
	Due from others	Bank of Japan and others	—		42,364		23,321

					1,179,816		1,536,117

				￦	13,527,134	￦	12,094,103

Restricted due from financial institutions as of September 30, 2014 and December 31, 2013, are as follows:

(in millions of Korean won)		Financial Institutions	Sep. 30, 2014		Dec. 31, 2013		Reason for restriction
Due from financial institutions in Korean currencies	Due from Bank of Korea	Bank of Korea	￦	6,962,446	￦	6,717,697	Bank of Korea Act
	Due from Banking institution	Hana Bank and others		474,743		342,469	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		182,606		102,460	Market entry deposit and others

				7,619,795		7,162,626

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		132,444		482,296	Bank of Korea Act and others
	Time deposit in foreign currencies	Bank of Communications		15,759		10,553	Bank Act of the State of New York
	Due from others	Woori investment & Securities Co., Ltd. and others		11,199		10,428	Derivatives margin account and others

				159,402		503,277

			￦	7,779,197	￦	7,665,903

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

8. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values and in cash flows due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,519,071	￦	—	￦	—
Swaps		103,998,647		780,644		817,386
Options		8,478,000		68,916		109,396

		113,995,718		849,560		926,782

Currency
Forwards		20,828,306		252,424		252,061
Futures[1]		567,771		212		408
Swaps		15,877,931		474,012		408,649
Options		686,820		3,625		4,153

		37,960,828		730,273		665,271

Stock and index
Forwards		685,000		—		—
Futures[1]		105,361		3		723
Swaps		398,079		22,401		15,140
Options		827,148		20,950		11,651

		2,015,588		43,354		27,514

Commodity
Futures[1]		2,131		181		—

Other		—		90,771		9,171

	￦	153,974,265	￦	1,714,139	￦	1,628,738

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	928,684	￦	—	￦	—
Swaps		141,275,150		582,544		639,695
Options		8,285,091		45,063		85,906

		150,488,925		627,607		725,601

Currency
Forwards		23,055,704		241,804		289,629
Futures[1]		415,560		219		15
Swaps		17,414,405		693,116		503,663
Options		273,745		2,428		1,492

		41,159,414		937,567		794,799

Stock and index
Futures[1]		136,624		—		95
Swaps		477,143		17,565		15,168
Options		1,982,455		30,006		35,118

		2,596,222		47,571		50,381

Commodity
Futures[1]		2,024		121		—

Other		60,000		68,014		9,248

	￦	194,306,585	￦	1,680,880	￦	1,580,029

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,814,932	￦	94,775	￦	1,123
Other		140,000		—		5,206

	￦	1,954,932	￦	94,775	￦	6,329

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,951,013	￦	137,445	￦	—
Currency
Futures		42,048		502		—
Swaps		1,055,300		—		195,800
Other		140,000		—		8,842

	￦	3,188,361	￦	137,947	￦	204,642

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Gains(losses) on hedging instruments	￦	(28,704)	￦	(18,759)
Gains(losses) on the hedged item attributable to the hedged risk		55,707		44,165

	￦	27,003	￦	25,406

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,273,000	￦	—	￦	14,099
Currency
Swaps		105,060		—		2,562

	￦	1,378,060	￦	—	￦	16,661

(In millions of Korean won)	Dec. 31, 2013
	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,403,000	￦	582	￦	4,902
Currency
Swaps		316,590		—		5,766

	￦	1,719,590	￦	582	￦	10,668

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Gains(losses) on hedging instruments	￦	(6,110)	￦	1,993
Gains(losses) on the hedged item attributable to the hedged risk		(6,053)		1,536

Ineffectiveness recognized in profit or loss	￦	(57)	￦	457

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Amount recognized in other comprehensive income	￦	(6,053)	￦	1,536
Amount reclassified from equity to profit or loss		(3,693)		(1,000)
Tax effect		2,234		(323)

	￦	(7,512)	￦	213

9. Loans

Loans as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Loans	￦	229,423,029	￦	221,439,295
Deferred loan origination fees and costs		545,831		423,245
Less: Allowances for loan losses		(2,876,775)		(2,861,184)

Carrying amount	￦	227,092,085	￦	219,001,356

Loans to banks as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Loans	￦	5,985,007	￦	6,335,056
Less: Allowances for loan losses		—		(25)

Carrying amount	￦	5,985,007	￦	6,335,031

Loans to customers other than banks as of September 30, 2014 and December 31, 2013, consist of:

(In millions of Korean won)	Sep. 30, 2014
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	110,180,499	￦	86,336,969	￦	—	￦	196,517,468
Loans in foreign currencies		62,298		2,699,580		—		2,761,878
Domestic import usance bills		—		3,514,241		—		3,514,241
Off-shore funding loans		—		640,086		—		640,086
Call loans		—		447,537		—		447,537
Bills bought in Korean won		—		6,912		—		6,912
Bills bought in foreign currencies		—		2,077,565		—		2,077,565
Guarantee payments under payment guarantee		356		40,135		—		40,491
Credit card receivables in Korean won		—		—		11,134,277		11,134,277
Credit card receivables in foreign currencies		—		—		2,986		2,986
Reverse repurchase agreements		—		1,505,100		—		1,505,100
Privately placed bonds		—		678,456		—		678,456
Factored receivables		2,788,788		47,704		—		2,836,492
Lease receivables		737,821		60,939		—		798,760
Loans for installment credit		1,021,604		—		—		1,021,604

		114,791,366		98,055,224		11,137,263		223,983,853

Proportion (%)		51.25		43.78		4.97		100.00
Allowances		(579,510)		(1,902,344)		(394,921)		(2,876,775)

	￦	114,211,856	￦	96,152,880	￦	10,742,342	￦	221,107,078

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	104,920,187	￦	84,596,181	￦	—	￦	189,516,368
Loans in foreign currencies		98,614		2,956,418		—		3,055,032
Domestic import usance bills		—		2,978,478		—		2,978,478
Off-shore funding loans		—		669,603		—		669,603
Call loans		—		696,929		—		696,929
Bills bought in Korean won		—		14,243		—		14,243
Bills bought in foreign currencies		—		1,588,066		—		1,588,066
Guarantee payments under payment guarantee		—		38,318		—		38,318
Credit card receivables in Korean won		—		—		11,782,005		11,782,005
Credit card receivables in foreign currencies		—		—		2,453		2,453
Reverse repurchase agreements		—		1,683,200		—		1,683,200
Privately placed bonds		—		731,706		—		731,706
Factored receivables		2,724,413		46,670		—		2,771,083

		107,743,214		95,999,812		11,784,458		215,527,484

Proportion (%)		49.99		44.54		5.47		100.00
Allowances		(580,510)		(1,870,849)		(409,800)		(2,861,159)

	￦	107,162,704	￦	94,128,963	￦	11,374,658	￦	212,666,325

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

10. Allowances for Loan Losses

The changes in the allowances for loan losses for the nine-month periods ended September 30, 2014 and 2013, are as follows:

	Sep. 30, 2014
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	580,510	￦	1,870,874	￦	409,800	￦	2,861,184
Written-off		(395,038)		(518,155)		(322,216)		(1,235,409)
Recoveries from written-off loans		106,573		151,033		96,716		354,322
Sale		(4,758)		(36,336)		—		(41,094)
Provision[1]		234,486		480,523		213,208		928,217
Business combination		58,346		24,294		—		82,640
Other changes		(609)		(69,889)		(2,587)		(73,085)

Ending	￦	579,510	￦	1,902,344	￦	394,921	￦	2,876,775

	Sep. 30, 2013
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	687,851	￦	2,251,318	￦	329,490	￦	3,268,659
Written-off		(406,195)		(522,217)		(274,142)		(1,202,554)
Recoveries from written-off loans		96,877		98,994		107,169		303,040
Sale		(7,055)		(61,242)		356		(67,941)
Provision[1]		254,088		690,303		235,064		1,179,455
Other changes		1,564		(33,292)		(2,552)		(34,280)

Ending	￦	627,130	￦	2,423,864	￦	395,385	￦	3,446,379

[1]	Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 22), reversal for financial guarantee contracts (Note 22), and provision for other financial assets (Note 17).

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦ 16,094,017 million and ￦ 15,061,182 million, as of September 30, 2014 and December 31, 2013, respectively.

The coverage ratios of allowances for loan losses as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Loans	￦	229,968,860	￦	221,862,540
Allowances for loan losses		2,876,775		2,861,184
Ratio (%)		1.25		1.29

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

11. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Financial assets held for trading
Debt securities:
Government and public bonds	￦	2,771,691	￦	2,085,450
Financial bonds		3,210,397		3,265,960
Corporate bonds		1,405,874		1,759,993
Asset-backed securities		344,730		510,159
Others		536,421		204,223
Equity securities:
Stocks		85,288		145,163
Beneficiary certificates		398,206		955,806
Others		47,024		40,252

		8,799,631		8,967,006

Financial assets designated at fair value through profit or loss
Equity securities:
Beneficiary certificates		129,835		115,778
Derivative linked securities		467,559		245,958

		597,394		361,736

Total financial assets at fair value through profit or loss	￦	9,397,025	￦	9,328,742

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	5,161,980	￦	6,925,617
Financial bonds		5,841,245		5,782,234
Corporate bonds		6,208,315		4,997,788
Asset-backed securities		1,051,793		1,208,241
Others		226,968		19,408
Equity securities:
Stocks		2,631,017		2,366,887
Equity investments and others		74,435		97,937
Beneficiary certificates		588,071		433,992

		21,783,824		21,832,104

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,702,651		4,357,623
Financial bonds		796,208		892,509
Corporate bonds		7,256,952		7,400,085
Asset-backed securities		334,342		366,774

		12,090,153		13,016,991

Total financial investments	￦	33,873,977	￦	34,849,095

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The impairment losses and the reversal of impairment losses in financial investment for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(70,960)	￦	—	￦	(70,960)
Held-to-maturity financial assets		—		2		2

	￦	(70,960)	￦	2	￦	(70,958)

(In millions of Korean won)	Sep. 30, 2013
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(157,943)	￦	—	￦	(157,943)
Held-to-maturity financial assets		(5)		—		(5)

	￦	(157,948)	￦	—	￦	(157,948)

12. Investments in associates

Investments in associates as of September 30, 2014 and December 31, 2013, are as follows:

(in millions of Korean won)	Sep. 30, 2014
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	122,623	￦	123,967	￦	123,967	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,114		4,114	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		112,464		120,170	Other finance	Korea
JSC Bank Center Credit								Banking	Kazakhstan
Ordinary share[2,3]	29.56		954,104		87,662		57,842
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		32,885		27,954		22,422	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		210,822		205,641	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		177		19	Architectural services	Korea
Shinla Construction Co., Ltd.	20.24		—		(504)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,239		122,768	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(2,934)		—	Operation of Highways and Related facilities	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,762		20,350	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		23,725		21,374		19,022	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,274		2,274	Investment finance	Korea
KB-Glenwood Private Equity Fund[1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		(99)		—	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea
KB No.2 Special Purpose Acquisition Company[1,4]	0.19		15		28		28	SPAC	Korea
KB No.3 Special Purpose Acquisition Company[1,5]	3.84		20		29		29	SPAC	Korea
KB No.4 Special Purpose Acquisition Company[1]	3.84		20		34		34	SPAC	Korea

		￦	1,578,569	￦	734,373	￦	698,690

(in millions of Korean won)	Dec. 31, 2013
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	124,968	￦	124,968	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		4,185		4,185	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		85,050		139,286		150,826	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2,3]	29.56		954,104		51,989		68,110	Banking	Kazakhstan
Preference share[2]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		47,580		46,496		45,393	Investment finance	Korea
Semiland Co., Ltd.	21.32		1,470		2,639		2,639	Manufacture	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		203,618		197,941	Other finance	Korea
CH Engineering Co., Ltd.	41.73		—		64		—	Specialty construction	Korea
Shinla Construction Co., Ltd.	20.24		—		—		—	Specialty construction	Korea
Kores Co., Ltd.[6]	10.39		634		1,925		1,505	Manufacture of automobile parts	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		126,556		123,085	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677		(429)		—	Operation of Highways and Related facilities	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Ssangyong Engineering & Construction Co., Ltd.[6]	15.64		28,779		2,490		—	Office and Commercial Building Construction	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,347		19,934	Investment finance	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		14,025		11,620		10,329	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[1]	2.56		3,393		4,238		4,238	Investment finance	Korea
KBIC Private Equity Fund No. 3[1]	2.00		2,050		2,223		2,223	Investment finance	Korea
KB-Glenwood Private Equity Fund[1]	0.03		10		10		10	Investment finance	Korea
Terra Co., Ltd.	24.06		—		20		4	Manufacture of Hand-Operated Kitchen Appliances and Metal Ware	Korea

		￦	1,613,586	￦	742,245	￦	755,390

[1]	As of September 30, 2014 and December 31, 2013, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for voting right, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[3]	The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of September 30, 2014 and December 31, 2013, amounts to ￦ 52,648 million and ￦ 57,476 million, respectively.
[4]	The fair value of KB No.2 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2014, amounts to ￦ 39 million.
[5]	The fair value of KB NO.3 Special Purpose Acquisition Company, reflecting the quoted market price as of September 30, 2014, amounts to ￦ 40 million.
[6]	Where the Group has acquired shares of entities through debt-for-equity swaps, the Group is represented in the creditor council. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Summarized financial information on associates:

(In millions of Korean won)	Sep. 30, 2014[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	985,561	￦	2,087	￦	999,430	￦	983,474	￦	123,967	￦	—	￦	123,967
Korea Credit Bureau Co., Ltd.		52,359		6,650		10,000		45,709		4,114		—		4,114
UAMCO., Ltd.		4,048,540		3,405,891		2,430		642,649		112,464		7,706		120,170
JSC Bank CenterCredit		6,221,952		5,977,748		546,794		244,204		87,662		(29,820)		57,842
KoFC KBIC Frontier Champ 2010-5(PEF)		56,109		202		65,770		55,907		27,954		(5,532)		22,422
United PF 1st Recovery Private Equity Fund		1,207,799		18,013		1,081,400		1,189,786		210,822		(5,181)		205,641
CH Engineering Co., Ltd.[2]		1,093		669		158		424		177		(158)		19
KB GwS Private Securities Investment Trust		472,520		496		425,814		472,024		126,239		(3,471)		122,768
Incheon Bridge Co., Ltd.		717,257		736,832		164,621		(19,575)		(2,934)		2,934		—
KB Star office Private real estate Investment Trust No.1		219,958		121,337		95,000		98,621		20,762		(412)		20,350
KoFC POSCO HANHWA KB shared growth Private Equity Fund		86,905		1,411		94,900		85,494		21,374		(2,352)		19,022
NPS KBIC Private Equity Fund No. 1		153		142		—		11		—		—		—
KBIC Private Equity Fund No. 3		113,821		76		102,500		113,745		2,274		—		2,274
KB-Glenwood Private Equity Fund		30,558		1,803		31,100		28,755		10		—		10
KB No.2 Special Purpose Acquisition Company		16,476		1,710		772		14,766		28		—		28
KB No.3 Special Purpose Acquisition Company		2,283		1,523		52		760		29		—		29
KB No.4 Special Purpose Acquisition Company		2,899		2,027		52		872		34		—		34

									￦	734,976	￦	(36,286)	￦	698,690

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2014
	Operating income		Profit (Loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	41,804	￦	35,480	￦	—	￦	35,480	￦	6,280
Korea Credit Bureau Co., Ltd.		29,015		(1,088)		—		(1,088)		—
UAMCO., Ltd.		418,457		46,981		—		46,981		35,041
JSC Bank CenterCredit		310,519		96,007		(23,831)		72,176		—
KoFC KBIC Frontier Champ 2010-5(PEF)		16,172		(669)		(566)		(1,235)		3,209
United PF 1st Recovery Private Equity Fund		81,190		40,682		—		40,682		—
CH Engineering Co., Ltd.[2]		688		248		—		248		—
KB GwS Private Securities Investment Trust		34,076		33,327		—		33,327		9,229
Incheon Bridge Co., Ltd.		51,141		(16,314)		—		(16,314)		—
KB Star office Private real estate Investment Trust No.1		13,086		6,296		—		6,296		910
KoFC POSCO HANHWA KB shared growth Private Equity Fund		2,546		(3,457)		3,672		215		—
NPS KBIC Private Equity Fund No. 1		59,068		55,246		(53,846)		1,400		4,274
KBIC Private Equity Fund No. 3		2,785		2,554		—		2,554		—
KB-Glenwood Private Equity Fund		—		(10)		—		(10)		—
KB No.2 Special Purpose Acquisition Company		—		(305)		—		(305)		—
KB No.3 Special Purpose Acquisition Company		—		(25)		—		(25)		—
KB No.4 Special Purpose Acquisition Company		—		(3)		—		(3)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of September 30, 2014 are not available, the Group applied the equity method by using the financial statements as of August 31, 2014, and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
Balhae Infrastructure Fund	￦	993,571	￦	2,157	￦	993,030	￦	991,414	￦	124,968	￦	—	￦	124,968
Korea Credit Bureau Co., Ltd.		63,043		16,542		10,000		46,501		4,185		—		4,185
UAMCO., Ltd.		4,365,097		3,567,972		2,430		797,125		139,286		11,540		150,826
JSC Bank CenterCredit		7,083,662		6,903,416		546,794		180,246		51,989		16,121		68,110
KoFC KBIC Frontier Champ 2010-5(PEF)		93,367		375		95,160		92,992		46,496		(1,103)		45,393
Semiland Co., Ltd.		20,753		14,608		1,970		6,145		2,639		—		2,639
United PF 1st Recovery Private Equity Fund		1,159,220		10,092		1,081,400		1,149,128		203,618		(5,677)		197,941
CH Engineering Co., Ltd.[2]		917		763		158		154		64		(64)		—
Kores Co., Ltd.[3]		92,937		80,914		11,099		12,023		1,925		(420)		1,505
Terra Co., Ltd.[3]		1,659		1,576		254		83		20		(16)		4
KB GwS Private Securities Investment Trust		473,946		738		425,814		473,208		126,556		(3,471)		123,085
Incheon Bridge Co., Ltd.		740,321		743,182		164,621		(2,861)		(429)		429		—
Ssangyong Engineering & Construction Co., Ltd.[3]		1,359,658		1,343,734		73,045		15,924		2,490		(2,490)		—
KB Star office Private real estate Investment Trust No.1		217,557		120,910		95,000		96,647		20,347		(413)		19,934
KoFC POSCO HANHWA KB shared growth Private Equity Fund		48,192		1,712		56,100		46,480		11,620		(1,291)		10,329
NPS KBIC Private Equity Fund No. 1		174,469		8,911		132,541		165,558		4,238		—		4,238
KBIC Private Equity Fund No. 3		111,270		79		102,500		111,191		2,223		—		2,223
KB-Glenwood Private Equity Fund		30,558		1,794		31,100		28,764		10		—		10

									￦	742,245	￦	13,145	￦	755,390

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of December 31, 2013 are not available, the Group applied the equity method by using the financial statements as of November 30, 2013 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.
[3]	As the financial statements as of December 31, 2013 are not available, the Group applied the equity method by using the financial statements as of September 30, 2013 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2013
	Operating income		Profit (loss)		Other comprehensive income(loss)		Total comprehensive income(loss)		Dividends
Associates
Balhae Infrastructure Fund	￦	43,152	￦	37,243	￦	—	￦	37,243	￦	6,299
Korea Credit Bureau Co., Ltd.		35,618		5,906		—		5,906		—
UAMCO., Ltd.		517,347		84,963		—		84,963		—
JSC Bank CenterCredit		201,149		(320,136)		(1,904)		(322,040)		—
KoFC KBIC Frontier Champ 2010-5(PEF)		1,657		(3,469)		4,977		1,508		—
KB Global Star Game & Apps SPAC		—		(52)		—		(52)		—
Semiland Co., Ltd.		8,699		440		—		440		11
Serit Platform Co., Ltd.		4,805		4		—		4		—
Joam Housing Development Co., Ltd.		80,010		(9,529)		—		(9,529)		—
United PF 1st Recovery Private Equity Fund		104,260		20,475		—		20,475		—
CH Engineering Co., Ltd.[1]		550		(81)		—		(81)		—
Kores Co., Ltd.[2]		77,512		1,423		2,472		3,895		—
KB GwS Private Securities Investment Trust		68,054		33,309		—		33,309		8,894
Incheon Bridge Co., Ltd.		61,406		(5,402)		—		(5,402)		—
Ssangyong Construction Co., Ltd.[2]		1,243,393		(266,630)		(1,247)		(267,877)		—
KB Star office Private real estate Investment Trust No.1		12,683		6,184		—		6,184		926
KoFC POSCO HANHWA KB shared growth Private Equity Fund		1,255		(7,303)		1,801		(5,502)		—
NPS KBIC Private Equity Fund No. 1		5,348		(4,656)		4,282		(374)		106
KBIC Private Equity Fund No. 3		2,702		2,470		—		2,470		—
KB-Glenwood Private Equity Fund 1		—		(200)		—		(200)		—

[1]	As the financial statements as of September 30, 2013 are not available, the Group applied the equity method by using the financial statements as of August 31, 2013, and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.
[2]	As the financial statements as of September 30, 2013 are not available, the Group applied the equity method by using the financial statements as of June 30, 2013, and adjusted for the effects of significant transactions or events that occur between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

As Terra Co., Ltd. and Shinla Construction Co., Ltd. are capital deficient as of September 30, 2014, reliable financial information is not available. Therefore, the financial information of these associates is not included in the summarized financial information.

The changes in investments in associates for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other compre- hensive income		impairment loss		Others		Ending
Associates
Balhae Infrastructure Fund	￦	124,968	￦	806	￦	—	￦	(6,280)	￦	4,473	￦	—	￦	—	￦	—	￦	123,967
Korea Credit Bureau Co., Ltd.		4,185		—		—		—		(71)		—		—		—		4,114
UAMCO., Ltd.		150,826		—		—		(35,041)		4,385		—		—		—		120,170
JSC Bank CenterCredit		68,110		—		—		—		42,713		(38,130)		(14,851)		—		57,842
KoFC KBIC Frontier Champ 2010-5(PEF)		45,393		50		(14,745)		(3,209)		(4,101)		(966)		—		—		22,422
Semiland Co., Ltd.		2,639		—		(1,638)		(11)		104		—		—		(1,094)		—
United PF 1st Recovery Private Equity Fund		197,941		—		—		—		7,700		—		—		—		205,641
CH Engineering Co., Ltd.		—		—		—		—		19		—		—		—		19
Shinla Construction Co., Ltd.		—		—		—		—		—		—		—		—		—
Kores Co., Ltd.		1,505		—		—		—		—		—		—		(1,505)		—
KB GwS Private Securities Investment Trust		123,085		—		—		(9,229)		8,912		—		—		—		122,768
KB Star office Private real estate Investment Trust No.1		19,934		—		—		(910)		1,326		—		—		—		20,350
KoFC POSCO HANHWA KB shared growth Private Equity Fund		10,329		9,700		—		—		(2,970)		1,963		—		—		19,022
NPS KBIC Private Equity Fund No. 1		4,238		—		—		(4,274)		1,414		(1,378)		—		—		—
KBIC Private Equity Fund No. 3		2,223		—		—		—		51		—		—		—		2,274
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		—		10
Terra Co., Ltd.[1]		4		—		—		—		(4)		—		—		—		—
KB No.2 Special Purpose Acquisition Company		—		15		—		—		(1)		14		—		—		28
KB No.3 Special Purpose Acquisition Company		—		20		—		—		(1)		10		—		—		29
KB No.4 Special Purpose Acquisition Company		—		20		—		—		—		14		—		—		34

	￦	755,390	￦	10,611	￦	(16,383)	￦	(58,954)	￦	63,949	￦	(38,473)	￦	(14,851)	￦	(2,599)	￦	698,690

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2013
	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other compre- hensive income		Others		Ending
Associates
Balhae Infrastructure Fund	￦	125,004	￦	—	￦	—	￦	(6,299)	￦	4,695	￦	—	￦	—	￦	123,400
Korea Credit Bureau Co., Ltd.		3,790		—		—		—		485		—		—		4,275
UAMCO., Ltd.		139,760		—		—		—		8,269		—		—		148,029
JSC Bank CenterCredit		281,889		—		—		—		(130,655)		(4,116)		—		147,118
KoFC KBIC Frontier Champ 2010-5(PEF)		25,539		2,865		(135)		—		1,771		(449)		—		29,591
KB Global Star Game & Apps SPAC		48		—		—		—		—		—		—		48
Semiland Co., Ltd.		2,513		—		—		(11)		58		—		—		2,560
Serit Platform Co., Ltd.		1,517		—		—		—		1		—		—		1,518
Sehwa Electronics Co., Ltd.		2,955		—		(1,577)		—		(360)		(71)		(947)		—
Testian Co., Ltd.		1,041		—		(260)		—		(587)		—		(194)		—
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		195,425		—		—		—		3,627		—		—		199,052
CH Engineering Co., Ltd.		—		—		—		—		—		—		—		—
Shinla Construction Co., Ltd.		—		—		—		—		—		—		—		—
PyungJeon Industries Co.,Ltd.		—		—		—		—		—		—		—		—
Kores Co., Ltd.		1,384		—		—		—		228		396		—		2,008
KB GwS Private Securities Investment Trust		120,939		—		—		(8,894)		8,907		—		—		120,952
Incheon Bridge Co., Ltd.		1,630		—		—		—		(840)		—		—		790
Ssangyong Construction Co., Ltd.		—		28,779		—		—		—		—		—		28,779
KB Star office Private real estate Investment Trust No.1		19,898		—		—		(926)		1,302		—		—		20,274
KoFC POSCO HANHWA KB shared growth Private Equity Fund		4,983		7,775		—		—		(2,377)		291		—		10,672
NPS KBIC Private Equity Fund No. 1		4,160		—		—		(106)		(119)		110		—		4,045
KBIC Private Equity Fund No. 3		2,156		—		—		—		49		—		—		2,205
KB-Glenwood Private Equity Fund 1		10		—		—		—		—		—		—		10
Shinwon Steel Co., Ltd.[1]		—		—		—		—		—		—		—		—
R.F Hitec Co., Ltd.[1]		—		—		—		—		—		—		—		—
Sunoo Co., Ltd. [1]		—		—		—		—		—		—		—		—
Terra Co., Ltd.[1]		—		—		—		—		—		—		—		—

	￦	934,641	￦	39,419	￦	(1,972)	￦	(16,236)	￦	(105,546)	￦	(3,839)	￦	(1,141)	￦	845,326

[1]	Shares of Shinwon Steel Co., Ltd., R.F Hitec Co., Ltd., Sunoo Co., Ltd., and Terra Co., Ltd. acquired through debt-to-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures for the nine month period ended September 30, 2013

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

13. Property and Equipment, and Investment Property

The details of property and equipment as of September 30, 2014 and December 31, 2013, are as follows:

	Sep. 30, 2014
(In millions of Korean won)					Accumulated
	Acquisition cost		Accumulated depreciation		impairment losses		Carrying amount
Land	￦	1,978,169	￦	—	￦	—	￦	1,978,169
Buildings		1,212,644		(367,277)		(2,117)		843,250
Leasehold improvements		592,506		(537,900)		—		54,606
Equipment and vehicles		1,621,278		(1,509,680)		—		111,598
Construction in-progress		2,277		—		—		2,277
Financial lease assets		74,549		(64,397)		—		10,152

	￦	5,481,423	￦	(2,479,254)	￦	(2,117)	￦	3,000,052

	Dec. 31, 2013
(In millions of Korean won)					Accumulated
	Acquisition cost		Accumulated depreciation		impairment losses		Carrying amount
Land	￦	1,991,831	￦	—	￦	—	￦	1,991,831
Buildings		1,219,806		(353,140)		(2,117)		864,549
Leasehold improvements		567,231		(511,207)		—		56,024
Equipment and vehicles		1,642,796		(1,503,257)		—		139,539
Financial lease assets		66,641		(57,741)		—		8,900

	￦	5,488,305	￦	(2,425,345)	￦	(2,117)	￦	3,060,843

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The details of investment property as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	93,793	￦	—	￦	(737)	￦	93,056
Buildings		77,346		(8,034)		—		69,312

	￦	171,139	￦	(8,034)	￦	(737)	￦	162,368

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	94,708	￦	—	￦	94,708
Buildings		78,526		(6,975)		71,551

	￦	173,234	￦	(6,975)	￦	166,259

14. Intangible Assets

The details of intangible assets as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	331,707	￦	—	￦	(69,315)	￦	262,392
Other intangible assets		870,974		(655,567)		(23,271)		192,136

	￦	1,202,681	￦	(655,567)	￦	(92,586)	￦	454,528

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	￦	252,098	￦	—	￦	(46,533)	￦	205,565
Other intangible assets		851,406		(590,550)		(23,217)		237,639

	￦	1,103,504	￦	(590,550)	￦	(69,750)	￦	443,204

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The details of goodwill as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Dec. 31, 2013
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		—		—
KB Savings Bank Co., Ltd.[1]		115,343		57,404		108,000		72,843
Yehansoul Savings Bank Co., Ltd.		—		—		7,343		7,343

	￦	331,707	￦	262,392	￦	252,098	￦	205,565

[1]	KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. for the nine-month period ended September 30, 2014.

The details of intangible assets, excluding goodwill, as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,440	￦	(1,041)	￦	—	￦	399
Software		624,380		(552,579)		—		71,801
Other intangible assets		211,468		(76,796)		(23,271)		111,401
Finance leases assets		33,686		(25,151)		—		8,535

	￦	870,974	￦	(655,567)	￦	(23,271)	￦	192,136

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,405	￦	(936)	￦	—	￦	469
Software		614,124		(500,327)		—		113,797
Other intangible assets		206,427		(67,892)		(23,217)		115,318
Finance leases assets		29,450		(21,395)		—		8,055

	￦	851,406	￦	(590,550)	￦	(23,217)	￦	237,639

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

15. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Assets		Liabilities	Net amount
Other provisions	￦	94,606	—	￦	94,606
Allowances for loan losses		1,094	(2,120)		(1,026)
Impairment losses on property and equipment		4,510	(358)		4,152
Interest on equity index-linked deposits		183	—		183
Share-based payments		7,598	—		7,598
Provisions for guarantees		50,738	—		50,738
Losses(gains) from valuation on derivative financial instruments		4,511	(34,134)		(29,623)
Present value discount		7,385	(11,184)		(3,799)
Losses(gains) from fair value hedged item		12,180	—		12,180
Accrued interest		—	(68,814)		(68,814)
Deferred loan origination fees and costs		10,308	(122,968)		(112,660)
Gains from revaluation		—	(274,947)		(274,947)
Investments in subsidiaries and others		12,562	(75,696)		(63,134)
Derivative linked securities		304,245	(306,923)		(2,678)
Severance insurance premium		—	(167,643)		(167,643)
Allowance for severance liability		177,226	—		177,226
Unconfirmed expenses		38,364	—		38,364
Fictitious dividends		23,257	—		23,257
Others		320,193	(149,522)		170,671

		1,068,960	(1,214,309)		(145,349)
Offsetting of deferred income tax assets and liabilities		(1,051,949)	1,051,949		—

	￦	17,011	(162,360)	￦	(145,349)

(In millions of Korean won)	Dec. 31, 2013
	Assets		Liabilities		Net amount
Other provisions	￦	113,685	￦	—	￦	113,685
Allowances for loan losses		171		(2,118)		(1,947)
Impairment losses on property and equipment		2,873		—		2,873
Interest on equity index-linked deposits		340		—		340
Share-based payments		8,512		—		8,512
Provisions for guarantees		50,463		—		50,463
Losses(gains) from valuation on derivative financial instruments		1,045		(15,119)		(14,074)
Present value discount		2,554		(6,812)		(4,258)
Losses(gains) from fair value hedged item		16,670		(111)		16,559
Accrued interest		—		(79,656)		(79,656)
Deferred loan origination fees and costs		13,263		(97,532)		(84,269)
Gains from revaluation		—		(276,057)		(276,057)
Investments in subsidiaries and others		74,324		(63,407)		10,917
Derivative linked securities		265,477		(264,024)		1,453
Severance insurance premium		180,722		—		180,722
Allowance for severance liability		—		(160,682)		(160,682)
Unconfirmed expenses		27,373		—		27,373
Fictitious dividends		21,571		—		21,571
Others		316,833		(176,752)		140,081

		1,095,876		(1,142,270)		(46,394)
Offsetting of deferred income tax assets and liabilities		(1,080,454)		1,080,454		—

	￦	15,422	￦	(61,816)	￦	(46,394)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

16. Assets held for sale

The details of assets held for sale as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	54,365	￦	(23,206)	￦	31,159	￦	31,305
Land		37,151		(6,260)		30,891		32,169

	￦	91,516	￦	(29,466)	￦	62,050	￦	63,474

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Buildings	￦	39,777	￦	(18,330)	￦	21,447	￦	21,447
Land		21,380		(5,109)		16,271		16,271

	￦	61,157	￦	(23,439)	￦	37,718	￦	37,718

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

17. Other Assets

The details of other assets as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Other financial assets
Other receivables	￦	4,382,435	￦	3,494,745
Accrued income		1,091,421		1,018,907
Guarantee deposits		1,355,956		1,395,359
Domestic exchange settlement debits		549,665		735,807
Others		176,523		188,540
Allowances for loan losses		(386,103)		(580,651)
Present value discount		(1,013)		(1,028)

		7,168,884		6,251,679

Other non-financial assets
Other receivables		5,038		663
Prepaid expenses		367,531		397,321
Guarantee deposits		6,894		3,941
Insurance assets		130,733		157,154
Separate account assets		723,093		696,909
Others		136,294		76,798
Allowances on other assets		(22,150)		(16,402)

		1,347,433		1,316,384

	￦	8,516,317	￦	7,568,063

The changes in allowances for loan losses on other assets for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Other financial assets		Other non- financial assets		Total
Beginning	￦	580,651	￦	16,402	￦	597,053
Written-off		(255,248)		(2,253)		(257,501)
Provision (reversal)		31,820		2,603		34,423
Business combination		1,085		—		1,085
Others		27,795		5,398		33,193

Ending	￦	386,103	￦	22,150	￦	408,253

(In millions of Korean won)	Sep. 30, 2013
	Other financial assets		Other non- financial assets		Total
Beginning	￦	590,109	￦	7,989	￦	598,098
Written-off		(34,449)		(6,630)		(41,079)
Provision		13,810		13,626		27,436
Others		115		—		115

Ending	￦	569,585	￦	14,985	￦	584,570

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

18. Financial liabilities at fair value through profit or loss

The details of financial liabilities at fair value through profit or loss as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Financial liabilities held for trading
Securities sold	￦	407,201	￦	196,570
Other		47,677		40,067

		454,878		236,637

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		916,458		878,565

Total financial liabilities at fair value through profit or loss	￦	1,371,336	￦	1,115,202

19. Deposits

The deposits as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Demand deposits
Demand deposits in Korean won
Checking deposits	￦	112,731	￦	122,296
Household checking deposits		481,446		467,229
Special deposits		2,953,645		2,706,609
Ordinary deposits		26,358,600		24,533,701
Public fund deposits		83,719		75,127
Treasury deposits		26,541		5,148
General savings deposits		28,934,645		28,077,274
Corporate savings deposits		10,789,687		10,715,746
Nonresident’s deposit in Korean won		49,358		32,355
Nonresident’s free deposit in Korean won		12,910		15,001
Others		269,518		163,262

		70,072,800		66,913,748

Demand deposits in foreign currencies
Checking deposits		85,529		251,072
Ordinary deposits		2,263,252		2,461,685
Special deposits		628		5,325
Others		683,521		14,142

		3,032,930		2,732,224

		73,105,730		69,645,972

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Time deposits
Time deposits in Korean won
Time deposits	110,542,160	108,216,861

Installment savings deposits		10,149,165		11,097,205
Good-sum formation savings		736,459		425,090
Nonresident’s deposit in Korean won		134,759		186,966
Workers’ savings for housing		1,519		1,543
Nonresident’s free deposit in Korean won		29,751		41,085
Long-term housing savings deposits		1,524,475		2,061,129
Long-term savings for households		177		190
Preferential savings deposits for workers		210		245
Mutual installment deposits		1,243,940		1,478,299
Mutual installment for housing		776,279		853,392
Other deposit with time limit		3,155,214		3,093,949

		128,294,108		127,455,954

Time deposits in foreign currencies
Time deposits		1,660,075		2,082,865
Installment savings deposits		2,322		4,035
Others		50,777		68,960

		1,713,174		2,155,860

		130,007,282		129,611,814

Certificates of deposits		1,691,557		1,624,278

Total deposits	￦	204,804,569	￦	200,882,064

20. Debts

The details of debts as of September 30, 2014 and December 31, 2013, consist of:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Borrowings	￦	11,364,085	￦	10,767,737
Bonds sold under repurchase agreements and others		991,315		685,626
Call money		3,568,743		2,647,968

	￦	15,924,143	￦	14,101,331

The details of borrowings as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)			Annual
		Lender	interest rate (%)	Sep. 30, 2014		Dec. 31, 2013
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 1.00	￦	875,983	￦	557,998
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		586,489		626,593
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.31 ~ 4.04		71,113		61,877
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	1.03 ~ 2.70		159,390		142,511
	Other borrowings	The Korea Finance Corporation and others	0.00 ~ 7.50		4,064,011		3,527,292

					5,756,986		4,916,271

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Borrowings in foreign currencies	Due to banks	Deutsche Bank Trust Company America and others	0.00 ~ 0.50		38,204		158,180
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.00 ~ 1.74		3,266,120		3,831,929
	Other borrowings	The Korea Finance Corporation	1.05 ~ 1.39		28,209		3,166
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,274,566		1,858,191

					5,607,099		5,851,466

				￦	11,364,085	￦	10,767,737

21. Debentures

The details of debentures as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Annual
	interest rate (%)	Sep. 30, 2014		Dec. 31, 2013
Debentures in Korean won
Structured debentures	0.40 ~ 8.62	￦	1,319,238	￦	1,499,238
Subordinated fixed rate debentures in Korean won	3.08 ~ 8.00		5,749,842		8,648,474
Fixed rate debentures in Korean won	2.26 ~ 5.04		16,679,086		12,057,142
Floating rate debentures in Korean won	2.64 ~ 3.67		1,373,000		1,505,858

			25,121,166		23,710,712

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			3,291		(31,577)
Fair value adjustments on valuation of fair value hedged items (prior period portion)			48,183		81,369

			51,474		49,792

Discount or premium on debentures in Korean won
Discount on debentures			(45,460)		(16,615)

			25,127,180		23,743,889

Debentures in foreign currencies
Floating rate debentures	0.44 ~ 1.48		1,394,587		1,143,360
Fixed rate debentures	0.60 ~ 3.63		1,250,523		2,335,059

			2,645,110		3,478,419

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(11,529)		(42,195)
Fair value adjustments on valuation of fair value hedged items (prior period portion)			10,384		(130,011)

			(1,145)		(172,206)

Discount or premium on debentures in foreign currencies
Discount on debentures			(8,433)		(10,568)

			2,635,532		3,295,645

		￦	27,762,712	￦	27,039,534

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The changes in debentures based on face value for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Beginning		Issues		Repayments		Business combination		Others		Ending
Debentures in Korean won
Structured debentures	￦	1,499,238	￦	80,000	￦	(260,000)	￦	—	￦	—	￦	1,319,238
Subordinated fixed rate debentures in Korean won		8,648,474		—		(3,093,632)		195,000		—		5,749,842
Fixed rate debentures in Korean won		12,057,142		23,436,300		(21,359,356)		2,545,000		—		16,679,086
Floating rate debentures in Korean won		1,505,858		353,000		(485,858)		—		—		1,373,000

		23,710,712		23,869,300		(25,198,846)		2,740,000		—		25,121,166

Debentures in foreign currencies
Floating rate debentures		1,143,360		726,973		(476,320)		—		574		1,394,587
Fixed rate debentures		2,335,059		534,728		(1,633,588)		—		14,324		1,250,523

		3,478,419		1,261,701		(2,109,908)		—		14,898		2,645,110

	￦	27,189,131	￦	27,871,001	￦	(27,308,754)	￦	2,740,000	￦	14,898	￦	27,766,276

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2013
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		1,699,238		100,000		(270,000)		—		1,529,238
Subordinated fixed rate debentures in Korean won		7,921,510		1,000,000		(247,399)		(24,750)		8,649,361
Fixed rate debentures in Korean won		10,145,218		4,106,000		(3,021,069)		(12,793)		11,217,356
Floating rate debentures in Korean won		1,169,158		607,600		(372,600)		—		1,404,158

		21,035,124		5,813,600		(3,911,068)		(37,543)		22,900,113

Debentures in foreign currencies
Floating rate debentures		759,783		—		(161,009)		37,978		636,752
Fixed rate debentures		2,553,814		657,465		(772,363)		(64,620)		2,374,296

		3,313,597		657,465		(933,372)		(26,642)		3,011,048

	￦	24,348,721	￦	6,471,065	￦	(4,844,440)	￦	(64,185)	￦	25,911,161

22. Provisions

The details of provisions as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Sep. 30, 2014		Dec. 31, 2013
Provisions for unused loan commitments	￦	201,598	￦	226,110
Provisions for acceptances and guarantees		210,533		209,118
Provisions for financial guarantee contracts		2,245		2,699
Provisions for asset retirement obligation		79,027		76,608
Other		111,496		163,538

	￦	604,899	￦	678,073

The changes in provisions for unused loan commitments, acceptances and guarantees for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	226,110	￦	209,118	￦	435,228
Effects of changes in foreign exchange rate		(65)		(474)		(539)
Provision(Reversal)		(24,447)		1,889		(22,558)

Ending	￦	201,598	￦	210,533	￦	412,131

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2013
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	￦	236,026	￦	208,753	￦	444,779
Effects of changes in foreign exchange rate		48		233		281
Reversal		(12,621)		(43,070)		(55,691)

Ending	￦	223,453	￦	165,916	￦	389,369

The changes in provisions for financial guarantee contracts for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)
	Sep. 30, 2014		Sep. 30, 2013
Beginning	￦	2,699	￦	7,383
Reversal		(454)		(5,641)

Ending	￦	2,245	￦	1,742

The changes in provisions for asset retirement obligation for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)
	Sep. 30, 2014		Sep. 30, 2013
Beginning	￦	76,608	￦	65,226
Provision		4,517		1,851
Reversal		(20)		(243)
Used		(4,657)		(1,775)
Unwinding of discount		2,208		1,649
Effects of changes in discount rate		26		178
Business combination		345		638

Ending	￦	79,027	￦	67,524

Provisions for asset retirement obligation are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The changes in other provisions for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	5,402	￦	16,839	￦	23,455	￦	117,842	￦	163,538
Increase		14,244		22,791		2,042		14,358		53,435
Decrease		(10,433)		(26,545)		(484)		(68,288)		(105,750)
Business combination		—		—		—		273		273

Ending	￦	9,213	￦	13,085	￦	25,013	￦	64,185	￦	111,496

(In millions of Korean won)	Sep. 30, 2013
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	￦	11,108	￦	16,028	￦	21,215	￦	103,990	￦	152,341
Increase		10,259		6,064		3,266		10,364		29,953
Decrease		(15,729)		(7,210)		(2,229)		(23,489)		(48,657)

Ending	￦	5,638	￦	14,882	￦	22,252	￦	90,865	￦	133,637

23. Net defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income (loss).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The changes in the net defined benefit liabilities for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	985,195	￦	(920,722)	￦	64,473
Current service cost		122,753		—		122,753
Interest cost(income)		29,382		(27,397)		1,985
Remeasurements :
Expense on plan assets (excluding amounts included in interest income)		—		9,589		9,589
Actuarial gains and losses by changes in financial assumption		3,114		—		3,114
Contributions		—		(21,892)		(21,892)
Past service cost		2		—		2
Payments from plans		(35,280)		35,280		—
Payments from the Group		(3,034)		—		(3,034)
Transfer in		3,456		(3,456)		—
Transfer out		(3,515)		3,388		(127)
Effect of exchange rate changes		(15)		—		(15)
Business combination		10,552		(5,418)		5,134

Ending	￦	1,112,610	￦	(930,628)	￦	181,982

(In millions of Korean won)	Sep. 30, 2013
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	942,333	￦	(858,610)	￦	83,723
Current service cost		128,203		—		128,203
Interest cost(income)		24,961		(22,741)		2,220
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		789		789
Actuarial gains and losses by changes in financial assumption		(1,325)		—		(1,325)
Contributions		—		(51,155)		(51,155)
Past service cost		260		—		260
Payments from plans		(33,515)		33,515		—
Payments from the Group		(3,825)		—		(3,825)
Effect of exchange rate changes		(56)		—		(56)
Others		34		—		34
Business combination		117		—		117

Ending	￦	1,057,187	￦	(898,202)	￦	158,985

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The details of the net defined benefit liabilities as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Present value of defined benefit obligation	￦	1,112,610	￦	985,195
Fair value of plan assets		(930,628)		(920,722)
Net defined benefit liabilities		181,982		64,473

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Current service cost	￦	122,753	￦	128,203
Past service cost		2		260
Net interest expenses of net defined benefit liabilities		1,985		2,220

Post-employment benefits[1]	￦	124,740	￦	130,683

[1]	Post-employment benefits amounting to ￦ 654 million and ￦ 807 million for the nine-month periods ended September 30, 2014 and 2013, respectively, are recognized as other operating expense in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

24. Other liabilities

The details of other liabilities as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Other financial liabilities
Other payables	￦	6,130,939	￦	4,582,344
Prepaid card and debit card		21,793		18,527
Accrued expenses		3,390,483		4,053,809
Financial guarantee liabilities		10,991		11,797
Deposits for letter of guarantees and others		324,169		108,786
Domestic exchange settlement credits		144,075		998,928
Foreign exchanges settlement credits		142,509		83,237
Borrowings from other business account		8,722		7,911
Other payables from trust accounts		2,486,254		2,423,675
Liability Incurred by agency relationship		680,658		532,157
Account for agency businesses		768,277		384,921
Dividend payables		483		485
Other payables from factored receivables		53,680		42,924
Others		46,112		13,413

		14,209,145		13,262,914

Other non-financial liabilities
Other payables		23,846		44,982
Unearned revenue		174,186		123,033
Accrued expenses		363,948		191,513
Deferred revenue on credit card points		116,828		117,659
Withholding taxes		68,574		111,975
Insurance liabilities		6,093,973		5,599,043
Separate account liabilities		732,886		702,757
Others		85,978		82,353

		7,660,219		6,973,315

	￦	21,869,364	￦	20,236,229

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

25. Equity

25.1 Share capital

The details of outstanding shares of the Parent Company as of September 30, 2014 and December 31, 2013, are as follows:

	Ordinary shares
	Sep. 30, 2014		Dec. 31, 2013
Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Share premium	￦	12,226,596	￦	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,553		4,196,553

	￦	15,854,605	￦	15,854,605

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Remeasurements of net defined benefit liabilities	￦	(22,116)	￦	(12,523)
Exchange differences on translating foreign operations		(36,280)		(29,433)
Change in value of available-for-sale financial assets		739,089		430,976
Change in value of held-to-maturity financial assets		4,090		4,904
Shares of other comprehensive income of associates		(94,738)		(57,097)
Cash flow hedges		(8,027)		(515)

	￦	582,018	￦	336,312

25.4 Retained Earnings

The details of retained earnings as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Legal reserves[1]	￦	208,221	￦	188,638
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		7,368,117		6,359,518

	￦	8,558,338	￦	7,530,156

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	￦	2,426,421	￦	2,279,905
Non-controlling interests		10,005		—

	￦	2,436,426	￦	2,279,905

The adjustments to the regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won, except earnings per share)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Provision(reversal) of regulatory reserve for credit losses[1]	￦	144,717	￦	137,763	￦	(4,484)	￦	(31,262)
Adjusted profit after provision(reversal) of regulatory reserve for credit losses[2]		311,429		1,083,595		431,050		1,032,806
Adjusted basic earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		806		2,805		1,116		2,673
Adjusted diluted earnings per share after provision (reversal) of regulatory reserve for credit losses[2]		803		2,795		1,112		2,663

[1]	Excluding the ￦ 8,753 million increase in regulatory reserve for credit losses due to the business combination of KB Capital Co., Ltd.
[2]	Adjusted profit after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

26. Net Interest Income

The details of interest income and interest expense for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	￦	50,494	￦	143,884	￦	35,093	￦	102,990
Loans		2,561,205		7,653,195		2,636,211		8,112,336
Financial investments
Available-for-sale financial assets		138,179		435,277		169,069		538,028
Held-to-maturity financial assets		134,495		419,661		141,820		429,577
Other		37,687		117,859		38,323		119,929

		2,922,060		8,769,876		3,020,516		9,302,860

Interest expenses
Deposits		977,018		2,922,353		1,056,021		3,262,326
Debts		64,217		206,550		65,950		223,772
Debentures		233,875		806,070		301,858		883,349
Other		20,213		57,374		19,285		55,945

		1,295,323		3,992,347		1,443,114		4,425,392

Net interest income	￦	1,626,737	￦	4,777,529	￦	1,577,402	￦	4,877,468

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	￦	42,132	￦	125,031	￦	42,695	￦	124,843
Lending activity fees		18,550		53,880		19,674		69,988
Credit card related fees and commissions		281,563		814,003		295,279		833,098
Debit card related fees and commissions		75,477		214,522		68,180		186,452
Agent activity fees		37,176		114,336		46,811		163,913
Trust and other fiduciary fees		66,080		164,786		35,586		116,654
Fund management related fees		22,241		67,921		24,417		68,620
Guarantee fees		7,372		22,161		9,550		26,032
Foreign currency related fees		23,480		71,516		25,976		76,913
Commissions from transfer agent services		36,502		113,122		43,064		135,676
Other business account commission on consignment		6,244		18,283		6,462		23,073
Securities brokerage fees		17,297		48,362		14,927		52,095
Lease related fees		5,307		10,040		—		—
Other		35,341		108,151		30,952		96,454

		674,762		1,946,114		663,573		1,973,811

Fee and commission expense
Trading activity related fees[1]		2,231		6,448		2,205		7,170
Lending activity fees		2,118		6,964		2,893		7,960
Credit card related fees and commissions		248,293		708,248		236,817		686,321
Outsourcing related fees		18,852		55,078		18,013		53,385
Foreign currency related fees		2,596		7,865		2,855		8,592
Management fees of written-off loans		887		2,572		871		3,090
Other		48,520		142,173		27,494		75,715

		323,497		929,348		291,148		842,233

Net fee and commission income	￦	351,265	￦	1,016,766	￦	372,425	￦	1,131,578

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

28. Net gains or losses on financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments assets/liabilities at fair value through profit or loss held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	146,262	￦	351,121	￦	76,436	￦	267,149
Equity securities		11,691		49,175		38,911		88,672

		157,953		400,296		115,347		355,821

Derivatives held for trading
Interest rate		393,909		1,015,015		201,617		861,511
Currency		8,892		1,200,365		167,144		1,908,281
Stock or stock index		32,615		110,863		11,936		184,019
Commodity		316		494		(5)		1,084
Other		1,477		26,322		2,102		9,397

		437,209		2,353,059		382,794		2,964,292

Financial liabilities held for trading		12,993		22,586		2,849		90,384

Other financial instruments		12		32		14		50

	￦	608,167	￦	2,775,973	￦	501,004	￦	3,410,547

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	￦	6,894	￦	24,630	￦	7,733	￦	89,213
Equity securities		24,136		57,294		(17,263)		70,159

		31,030		81,924		(9,530)		159,372

Derivatives held for trading
Interest rate		426,656		1,081,474		205,790		860,706
Currency		(37,635)		1,147,539		19,467		1,543,390
Stock or stock index		27,883		82,938		34,486		185,343
Commodity		75		467		151		252
Other		1,193		3,176		547		1,702

		418,172		2,315,594		260,441		2,591,393

Financial liabilities held for trading		30,440		67,407		8,609		100,507

Other financial instruments		3		23		7		25

		479,645		2,464,948		259,527		2,851,297

Net gains or losses on financial instruments held for trading	￦	128,522	￦	311,025	￦	241,477	￦	559,250

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

28.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	￦	2,823	￦	15,860	￦	3,308	￦	19,880
Financial liabilities designated at fair value through profit or loss		23,321		34,403		(10,792)		14,478

		26,144		50,263		(7,484)		34,358

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		12,727		19,124		(508)		10,060
Financial liabilities designated at fair value through profit or loss		2,719		33,217		14,036		38,774

		15,446		52,341		13,528		48,834

Net gains or losses on financial instruments designated at fair value through profit or loss	￦	10,698	￦	(2,078)	￦	(21,012)	￦	(14,476)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

29. Other operating income and expenses

The details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	—	￦	—	￦	15	￦	844
Gains on sale of available-for-sale financial assets		28,242		64,664		81,508		155,238

		28,242		64,664		81,523		156,082

Revenue related to held to maturity financial assets
Gains on sale of held to maturity financial assets		1,668		1,668		—		—
Reversal of held to maturity financial assets		2		2		—		—

		1,670		1,670		—		—

Gains on foreign exchange transactions		534,217		1,098,421		493,572		1,164,189
Income related to insurance		304,831		910,686		296,950		932,127
Dividend income		20,782		68,018		17,964		57,438
Others		52,593		181,871		(12,434)		204,345

		942,335		2,325,330		877,575		2,514,181

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		7		5		58
Loss on sale of available-for-sale financial assets		2,142		4,590		8,885		15,424
Impairment on available-for-sale financial assets		9,634		70,960		341		157,943

		11,776		75,557		9,231		173,425

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		—		—		—		5

Loss on foreign exchanges transactions		560,519		1,020,110		513,275		1,366,730
Expense related to insurance		339,582		1,011,971		331,292		1,023,830
Others		266,687		817,595		197,644		844,646

		1,178,564		2,925,233		1,051,442		3,408,636

Net other operating income (expenses)	￦	(236,229)	￦	(599,903)	￦	(173,867)	￦	(894,455)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Employee Benefits
Salaries and short-term employee benefits - salaries	￦	420,953	￦	1,279,709	￦	395,459	￦	1,236,620
Salaries and short-term employee benefits - others		165,407		549,609		165,655		543,211
Post employment benefits - defined benefit plans		41,596		124,086		43,285		129,876
Post employment benefits - defined contribution plans		2,029		6,222		1,595		5,057
Termination benefits		(443)		(128)		(666)		(2,243)
Share-based payments		8,137		6,195		4,199		8,646

		637,679		1,965,693		609,527		1,921,167

Depreciation and amortization		60,419		182,253		71,517		203,950

Other general and administrative expenses
Rental expense		73,764		222,067		71,587		216,263
Tax and dues		30,627		114,904		37,274		110,742
Communication		8,941		26,939		13,878		40,755
Electricity and utilities		7,895		21,339		7,274		19,868
Publication		4,835		14,068		4,357		13,908
Repairs and maintenance		4,354		12,123		3,610		10,575
Vehicle		2,956		8,385		2,986		8,474
Travel		1,287		3,784		1,307		4,088
Training		3,622		11,314		4,168		13,268
Service fees		26,813		76,679		25,689		72,775
Others		109,723		313,361		104,342		322,691

		274,817		824,963		276,472		833,407

	￦	972,915	￦	2,972,909	￦	957,516	￦	2,958,524

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of September 30, 2014, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years
Series 23	2007.03.23	8	30,000	Service period: 3 years

			905,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.

The changes in the number of granted share options and the weighted average exercise price for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In Korean won, except number of shares)
	Sep. 30, 2014
	Number of granted shares						Number of exercisable Shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 19		751,651		751,651		—		—	—	—
Series 20		25,613		25,613		—		—	—	—
Series 21		18,987		—		18,987		18,987	76,600	0.07
Series 22		657,498		—		657,498		657,498	77,100	0.36
Series 23		15,246		—		15,246		15,246	84,500	0.48

		1,468,995		777,264		691,731		691,731

Weighted average exercise price	￦	77,235	￦	77,222	￦	77,249	￦	77,249

(In Korean won, except number of shares)
	Sep. 30, 2013
	Number of granted shares						Number of exercisable shares		Exercise price per share	Remaining contractual life(Years)
	Beginning		Expired		Ending
Series 15-1		125,362		125,362		—		—	—	—
Series 15-2		440,928		440,928		—		—	—	—
Series 17		29,441		29,441		—		—	—	—
Series 18		7,212		7,212		—		—	—	—
Series 19		751,651		—		751,651		751,651	77,063	0.48
Series 20		25,613		—		25,613		25,613	81,900	0.58
Series 21		18,987		—		18,987		18,987	76,600	1.07
Series 22		657,498		—		657,498		657,498	77,100	1.36
Series 23		15,246		—		15,246		15,246	84,500	1.48

		2,071,938		602,943		1,468,995		1,468,995

Weighted average exercise price	￦	68,909	￦	48,625	￦	77,235	￦	77,235

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to long-term performance as of September 30, 2014, are as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	82,699	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	37,732	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Deferred grant in 2010	—	6,583
Deferred grant in 2011	—	1,435
Deferred grant in 2012	—	7,975
Deferred grant in 2013	—	2,617

		403,111

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(Kookmin Bank)
Series 41	12.08.02	23,521	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 43	12.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 44	13.01.01	17,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 45	13.01.01	9,698	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 46	13.01.01	103,440	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 48	13.07.23	74,666	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 49	13.07.24	101,828	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 50	13.07.24	82,926	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 51	13.07.25	9,899	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 52	13.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 53	13.07.19	69,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 54	13.07.23	26,689	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 55	14.01.03	11,060	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,8]
Series 56	13.12.30	17,798	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 57	14.01.01	44,265	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 58	14.01.01	78,700	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 59	14.08.26	9,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2010	—	171
Deferred grant in 2011	—	8,454
Deferred grant in 2012	—	31,348
Deferred grant in 2013	—	92,316

		836,579

(Other subsidiaries)
Share granted in 2010		3,485	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2011		10,131	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2012		63,976	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2013		104,394	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2014		64,974	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]

		246,960

		1,486,650

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[5]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted Value-up Index and the targeted financial results of the Bank, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

[6]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted relative TSR and the targeted Value-up Index, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.
[7]	The 30%, 45% and 25% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.
[8]	The number of granted shares to be compensated is not linked to performance, but fixed.
[9]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively.

The details of share grants linked to short-term performance as of September 30, 2014, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	7,295	Satisfied
Share granted in 2012	2012.01.01	15,782	Satisfied
Share granted in 2013	2013.01.01	16,560	Satisfied
Share granted in 2014	2014.01.01	19,430	Proportion to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	410	Satisfied
Share granted in 2011	2011.01.01	46,934	Satisfied
Share granted in 2012	2012.01.01	103,529	Satisfied
Share granted in 2013	2013.01.01	104,298	Satisfied
Share granted in 2014	2014.01.01	131,396	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

As of September 30, 2014 and December 31, 2013, the accrued expenses related to share-based payments including share options and share grants amounted to ￦43,666 million and ￦48,423 million, respectively, and the compensation costs amounting to ￦6,195 million and ￦8,646 million were recognized as an expense for the during the nine-month period ended September 30, 2014 and 2013, respectively. There is no intrinsic value of the vested share options as of September 30, 2014 and December 31, 2013.

31. Other non-operating income and expense

The details of other non-operating income and expense for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Non-operating income
Gains of disposal in property and equipment	￦	59	￦	233	￦	133	￦	299
Rent received		2,528		7,549		3,013		5,552
Others		11,786		40,107		8,802		31,003

		14,373		47,889		11,948		36,854

Non-operating expenses
Losses of disposal in property and equipment		121		1,019		213		638
Donation		5,902		16,038		22,399		32,499
Restoration cost		346		1,887		198		561
Others		25,176		68,384		4,131		21,816

		31,545		87,328		26,941		55,514

Net non-operating income(expense)	￦	(17,172)	￦	(39,439)	￦	(14,993)	￦	(18,660)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

32. Income tax expense

Income tax expense for the nine-month periods ended September 30, 2014 and 2013, consists of :

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Tax payable
Current tax expense	￦	398,760	￦	413,764
Adjustments recognized in the period for current tax of prior years		(41,606)		87,567

		357,154		501,331

Changes in deferred income tax assets (liabilities)		98,955		(59,168)

Income tax recognized directly in equity
Actuarial gains(losses) on post defined benefit pension plans		3,065		(120)
Change in value of available-for-sale financial assets		(93,034)		6,626
Change in value of held-to-maturity financial assets		113		1,008
Share of other comprehensive income of associates		584		(77)
Cash flow hedges		2,234		(323)

		(87,038)		7,114

Others		1,428		(7,405)

Tax expense	￦	370,499	￦	441,872

33. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2013, of ￦500 per share, amounting to total dividends of ￦193,176 million, were paid in April 2014. The dividends paid to the shareholders of the Company in 2013 were ￦231,811 million (￦600 per share).

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(1523)	￦	(12,658)	￦	—	￦	3,065	￦	(22,116)
Exchange differences on translating foreign operations		(29,433)		(6,847)		—		—		(36,280)
Change in value of available-for-sale financial assets		430,976		452,656		(51,509)		(93,034)		739,089
Change in value of held-to-maturity financial assets		4,904		(924)		(3)		113		4,090
Shares of other comprehensive income of associates		(57,097)		(38,473)		248		584		(94,738)
Cash flow hedges		(515)		(6,053)		(3,693)		2,234		(8,027)

	￦	336,312	￦	387,701	￦	(54,957)	￦	(87,038)	￦	582,018

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2013
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(53,507)	￦	501	￦	—	￦	(120)	￦	(53,126)
Exchange differences on translating foreign operations		(27,061)		5,414		—		—		(21,647)
Change in value of available-for-sale financial assets		426,355		86,249		(83,523)		6,626		435,707
Change in value of held-to-maturity financial assets		(1,225)		(10,173)		5,384		1,008		(5,006)
Shares of other comprehensive income of associates		(47,286)		(3,781)		(33)		(77)		(51,177)
Cash flow hedges		(2,134)		1,536		(1,000)		(323)		(1,921)

	￦	295,142	￦	79,746	￦	(79,172)	￦	7,114	￦	302,830

35. Earnings per share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the nine-month periods ended September 30, 2014 and 2013.

Weighted average number of ordinary shares outstanding:

(In number of shares)	Sep. 30, 2014
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756

Weighted average number of ordinary shares outstanding [(B) =(A)/92]			386,351,693
Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189

Weighted average number of ordinary shares outstanding [(B) =(A)/273]			386,351,693

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In number of shares)	Sep. 30, 2013
	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756

Weighted average number of ordinary shares outstanding [(B) =(A)/92]			386,351,693
Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189

Weighted average number of ordinary shares outstanding [(B) =(A)/273]			386,351,693

Basic earnings per share:

(In Korean won and in number of shares)	Sep. 30, 2014
	Three months		Nine months
Profit attributable to ordinary shares (C)	￦	456,145,506,867	￦	1,221,357,671,921
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,181	￦	3,161

(In Korean won and in number of shares)	Sep. 30, 2013
	Three months		Nine months
Profit attributable to ordinary shares (C)	￦	426,566,731,399	￦	1,001,544,144,635
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings per share [(E)=(C)/(D)]	￦	1,104	￦	2,592

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Adjusted profit for diluted earnings per share:

(In Korean won)	Sep. 30, 2014
	Three months		Nine months
Profit attributable to ordinary shares	￦	456,145,506,867	￦	1,221,357,671,921
Adjustment		—		—

Adjusted profit for diluted earnings per share	￦	456,145,506,867	￦	1,221,357,671,921

(In Korean won)	Sep. 30, 2013
	Three months		Nine months
Profit attributable to ordinary shares	￦	426,566,731,399	￦	1,001,544,144,635
Adjustment		—		—

Adjusted profit for diluted earnings per share	￦	426,566,731,399	￦	1,001,544,144,635

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	Sep. 30, 2014
	Three months	Six months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,303,678	1,324,608
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,655,371	387,676,301

(in number of shares)	Sep. 30, 2013
	Three months	Nine months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,385,393	1,417,697
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,737,086	387,769,390

Diluted earnings per share:

(in Korean won and in number of shares)	Sep. 30, 2014
	Three months		Nine months
Adjusted profit for diluted earnings per share	￦	456,145,506,867	￦	1,221,357,671,921
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,655,371		387,676,301
Diluted earnings per share	￦	1,177	￦	3,150

(in Korean won and in number of shares)	Sep. 30, 2013
	Three months		Nine months
Adjusted profit for diluted earnings per share	￦	426,566,731,399	￦	1,001,544,144,635
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,737,086		387,769,390
Diluted earnings per share	￦	1,100	￦	2,583

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Individual insurance
Pure Endowment insurance	￦	4,211,843	￦	3,861,364
Death insurance		105,002		85,123
Joint insurance		1,755,810		1,634,590
Group insurance		2,580		1,339
Other		18,738		16,627

	￦	6,093,973	￦	5,599,043

36.2 Insurance assets

The details of insurance assets presented within other assets as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Reinsurance assets	￦	4,331	￦	5,245
Deferred acquisition costs		126,402		151,909

	￦	130,733	￦	157,154

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	569,579	￦	39,011	￦	260,034	￦	5,136	￦	28,237	￦	901,997
Reinsurance premiums paid		(366)		(1,888)		(216)		(1,987)		(5,858)		(10,315)

Net premiums earned	￦	569,213	￦	37,123	￦	259,818	￦	3,149	￦	22,379	￦	891,682

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Sep. 30, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	￦	598,485	￦	29,488	￦	256,476	￦	4,877	￦	32,092	￦	921,418
Reinsurance premiums paid		(362)		(3,778)		(203)		(1,299)		(5,615)		(11,257)

Net premiums earned	￦	598,123	￦	25,710	￦	256,273	￦	3,578	￦	26,477	￦	910,161

The details of insurance expenses for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	4,559	￦	2,072	￦	7,085	￦	3,667	￦	3,388	￦	20,771
Dividend expense		311		17		1		—		—		329
Refund expense		260,253		5,337		151,795		174		—		417,559
Provision		350,479		19,879		121,220		1,241		2,111		494,930

		615,602		27,305		280,101		5,082		5,499		933,589

Reinsurance claims		(322)		(1,718)		(123)		(2,033)		(3,388)		(7,584)

Net insurance expense	￦	615,280	￦	25,587	￦	279,978	￦	3,049	￦	2,111	￦	926,005

(In millions of Korean won)	Sep. 30, 2013
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	￦	4,774	￦	1,629	￦	850	￦	3,431	￦	4,670	￦	15,354
Dividend expense		208		8		—		—		—		216
Refund expense		195,749		3,916		139,386		321		—		339,372
Provision		432,991		15,634		124,461		1,041		795		574,922

		633,722		21,187		264,697		4,793		5,465		929,864

Reinsurance claims		(145)		(3,132)		(29)		(1,206)		(5,791)		(10,303)

Net insurance expense	￦	633,577	￦	18,055	￦	264,668	￦	3,587	￦	(326)	￦	919,561

37. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Cash	￦	2,233,577	￦	1,963,977
Checks with other banks		827,165		734,574
Due from Bank of Korea		7,044,535		7,128,025
Due from other financial institutions		6,482,599		4,966,078

		16,587,876		14,792,654

Restricted due from financial institutions		(7,779,197)		(7,665,903)
Due from financial institutions with original maturities over three-months and others		(1,315,155)		(957,565)

		(9,094,352)		(8,623,468)

	￦	7,493,524	￦	6,169,186

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Cash inflow and outflow from income tax, interests and dividends for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Activity	Sep. 30, 2014		Sep. 30, 2013
Income tax paid	Operating	￦	202,655	￦	418,988
Interest received	Operating		9,236,294		9,631,840
Interest paid	Operating		4,094,996		4,772,339
Dividends received	Operating		92,785		88,660
Dividends paid	Financing		193,176		231,811

38. Contingent liabilities and commitments

Acceptances and guarantees as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for corporate purchasing card	￦	—	￦	17
Acceptances and guarantees for KB purchasing loan		515,940		448,906
Other acceptances and guarantees		697,482		782,646

		1,213,422		1,231,569

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		291,420		281,049
Letter of guarantees		67,107		57,596
Bid bond		25,749		24,212
Performance bond		1,059,478		999,872
Refund guarantees		1,703,811		2,263,202
Other acceptances and guarantees		899,243		906,105

		4,046,808		4,532,036

Financial guarantees
Guarantees for Debenture-Issuing		20,200		20,200
Acceptances and guarantees for mortgage		43,181		43,272
Overseas debt guarantees		298,232		319,080
International financing guarantees in foreign currencies		40,132		41,896
Other acceptances and guarantees for financing		25,410		—

		427,155		424,448

		5,687,385		6,188,053

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,077,296		3,265,906
Refund guarantees		963,897		775,181

		4,041,193		4,041,087

	￦	9,728,578	￦	10,229,140

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Commitments as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Commitments
Corporate loan commitments	￦	41,153,469	￦	42,446,365
Retail loan commitments		13,604,121		13,976,426
Credit line on credit cards		36,462,700		37,112,333
Private placement commitments		100,000		80,000
Purchase of other security investment		1,639,276		1,806,908

		92,959,566		95,422,032

Financial Guarantees
Credit line		3,615,839		2,572,424
Purchase of security investment		81,000		100,500

		3,696,839		2,672,924

	￦	96,656,405	￦	98,094,956

Other Matters (including litigation)

a) The Group has filed 140 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦874,653 million, and faces 351 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦587,315 million, which arose in the normal course of the business and are still pending as of September 30, 2014.

Meanwhile, certain customers of Kookmin Bank have filed lawsuits against Kookmin Bank in connection with fees paid for the registration of fixed collateral. The first, second or third trial is in progress as of September 30, 2014. The Court ruled in favor and partially in favor of Kookmin Bank in the first trial and ruled in favor of Kookmin Bank in second trial and third trial. There is a low probability of potential losses related to the aforementioned lawsuits.

b) According to the shareholders’ agreement on September 25, 2009, among the Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

c) The face values of the securities sold to general customers through tellers’ sale amounts to ￦26,583 million and ￦57,159 million as of September 30, 2014 and December 31, 2013, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of September 30, 2014.

e) Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), for the nine-month period ended September 30, 2014, paid ￦123,330 million, excluding local income tax, and recognized local income taxes amounting to ￦1,027 million as other non-trade payables. Meanwhile, in October 2013, the Group appealed to the tax tribunal the ￦116,257 million in fines.

f) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month new operating suspension. In respect of the incident, the Group faces 97 legal claims filed as the defendant, with an aggregate claim of ￦51,985 million as of September 30, 2014. In addition, the Group may be subject to additional fines, penalties or judgments, reimbursement to affected clients. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

g) In relation to a tax credit for research and human resource development expenses, an administrative litigation (the amount in 2007 and 2008), wherein Kookmin Bank was involved, has been completed. As for the administrative litigation, the National Tax Service refunded based on the Supreme Court precedent, and the Kookmin Bank recognized the ￦16,371 million refund as revenue. Meanwhile, the appeal to the tax tribunal(the aggregate amount in 2009 is ￦13,827 million) is currently pending as of September 30, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

h) The Group entered into a Share Purchase Agreement in June 2014, to acquire 11,682,580 common shares of LIG Insurance Co., Ltd. (representing 19.47% of outstanding shares) amounting to ￦685,000 million.

39. Subsidiaries

The details of subsidiaries as of September 30, 2014, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Investment in small company
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	KB Mortgage Loan First Securitization Specialty Co., Ltd. and 9 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	Heungkuk multi Private Special Asset fund H-12 and 31 others	100.00	Korea	Dec. 31	Private equity fund

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Kookmin Bank & KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
KB Investment & Securities Co., Ltd.	Ashley Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
	Growth Investment First Co., Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[2]	47.97	Korea	Dec. 31	Capital investment
	Boyoung construction[2]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	09-5 KB Venture Fund[2]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[2]	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[2]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[2]	33.33	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd	KB Kookmin Card First Securitization Co., Ltd.[2]	0.90	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile First Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty[2]	—	Korea	Dec. 31	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

KB Life Insurance Co., Ltd.	Dream Smart Turn Private Securities 3 and three others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB life Insurance, KB Investment & Securities, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust
Kookmin Bank	Hanbando BTL Private Special Asset Fund[2]	39.47	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Hope Sharing BTL Private Special Asset[2]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st2	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance	KB Mezzanine Private Securities Fund 2nd2	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank	K Star KTB ETF(Bond)[2]	48.20	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Real Estate Feeder Fund 1st.[2]	48.98	Korea	Dec. 31	Capital investment

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[2]	The Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The condensed financial information of major subsidiaries as of September 30, 2014 and December 31, 2013, and for the nine-month periods ended September 30, 2014 and 2013, is as follows:

(In millions of Korean won)	Sep. 30, 2014
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total compre- hensive income(loss) for the period
Kookmin Bank[1]	￦	269,070,813	￦	247,461,209	￦	21,609,604	￦	12,022,940	￦	904,673	￦	1,150,807
KB Kookmin Card Co., Ltd.[1]		15,568,501		11,835,033		3,733,468		2,137,654		274,461		263,607
KB Investment & Securities Co., Ltd.[1]		4,319,214		3,748,152		571,062		412,377		21,398		19,879
KB Life Insurance Co., Ltd.[1]		7,553,435		6,973,510		579,925		1,087,717		5,985		30,798
KB Asset Management Co., Ltd.[1]		226,612		36,046		190,566		79,334		38,330		38,993
KB Capital Co., Ltd.		3,814,611		3,408,534		406,077		167,798		21,561		21,121
KB Savings Bank Co., Ltd.		770,676		615,910		154,766		45,913		(13,392)		(12,673)
KB Real Estate Trust Co., Ltd.		194,230		17,466		176,764		36,325		7,642		7,720
KB Investment Co., Ltd.[1]		223,411		91,475		131,936		21,980		1,374		1,349
KB Credit Information Co., Ltd.		30,271		8,863		21,408		28,454		(1,047)		(1,047)
KB Data System Co., Ltd.		24,379		9,348		15,031		39,356		192		158

(In millions of Korean won)	Dec. 31, 2013						Sep. 30, 2013
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total compre- hensive income(loss) for the period
Kookmin Bank[1]	￦	265,258,942	￦	244,641,628	￦	20,617,314	￦	13,366,292	￦	646,566	￦	658,143
KB Kookmin Card Co., Ltd.[1]		15,854,992		12,385,131		3,469,861		2,202,835		315,677		318,554
KB Investment & Securities Co., Ltd.[1]		2,525,070		1,973,888		551,182		479,360		11,770		9,718
KB Life Insurance Co., Ltd.[1]		6,945,605		6,396,477		549,128		1,098,788		7,378		(16,794)
KB Asset Management Co., Ltd.[1]		237,907		36,335		201,572		75,975		37,233		37,149
KB Real Estate Trust Co., Ltd.		182,657		13,612		169,045		34,461		6,802		7,251
KB Investment Co.,Ltd.[1]		241,227		110,640		130,587		22,797		3,336		2,811
KB Credit Information Co., Ltd.		30,142		7,687		22,455		32,547		(456)		(456)
KB Data System Co., Ltd.		21,753		6,880		14,873		34,730		234		255
KB Savings Bank Co., Ltd.		584,025		449,087		134,938		37,801		257		(270)
Yehansoul Savings Bank Co., Ltd.		189,243		164,084		25,159		1,771		(2,353)		(2,350)

[1]	The financial information is based on its consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements require that provide financial support to a consolidated structured entity

•	The Group has provided acceptances and guarantees obligation of ￦68,000 million to Ashley Investment First Co., Ltd. and Growth Investment First Co., Ltd., the Group’s subsidiary, that had issued debentures.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and nine other subsidiaries. The unexecuted amount of the investment agreement is ￦491,322 million. Based on the capital commitment, the Group is subject to increase its investment by the request from the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal or principal and fixed rate of return.

Changes in subsidiaries

KB Capital Co., Ltd., Ashley Investment First Co., Ltd., Growth Investment First Co., Ltd., KB Mezzanine Private Securities Fund 2nd,KB Evergreen Private Securities 99(Bond) and 62 other private equity funds, and Wise Mobile 8th ~11th Securitization were newly consolidated during the nine-month period ended September 30, 2014. KB Evergreen Private Securities 82(Bond) and 61 other private equity funds, Global Logistics Infra Private Fund 1st,2nd , KB Covered Bond 1st and KB07-5, KB06-1,KB08-1 Venture Partnership Fund have been excluded from consolidation due to their liquidation. Also, Yehansoul Savings Bank Co., Ltd has been excluded from consolidation due to its merger with KB Savings Bank Co., Ltd.

For the nine-month period ended September 30, 2014, the following table summarizes the information relating to the Group’s subsidiaries that have material non-controlling interests, before any intra-group eliminations, are as follows:

(In millions of Korean won)	Sep. 30, 2014
Non-controlling interests percentage (%)		47.98
Summarized statements of financial position
Assets of subsidiaries	￦	3,814,611
Liabilities of subsidiaries		3,408,534
Equity of subsidiaries		406,077
Non-controlling interests		194,828
Summarized statements of comprehensive income
Operating profit of subsidiaries
Profit of subsidiaries		21,561
Profit attributable to non-controlling interests		10,344
Cash flows of subsidiaries
Cash flows from operating activities		230,732
Cash flows from investing activities		(3,611)
Cash flows from financing activities		(218,198)

Net increase in cash and cash equivalents	￦	8,923

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trusts	Management of development/unspecified money/principal non-preservation trust	Management of trust assets Payment of trust fees and allocation of trust profits	Sales of trust financial instruments

Investment funds	Investment in beneficiary certificates	Management of fund assets	Sales of beneficiary certificate instruments
	Investment in PEF and partnerships	Payment of fund fees and allocation of fund profits	Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

As of September 30, 2014 and December 31, 2013, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	12,626,151	￦	21,674,134	￦	2,362,538	￦	18,369,414	￦	6,240,961	￦	61,273,198
Carrying amount on financial statements
Assets
Loans		235,118		3,035,177		—		—		208,472		3,478,767
Financial investments		889,705		95,122		—		610,211		33,302		1,628,340
Investment in associates		—		—		—		405,697		—		405,697
Other assets		92		22		146,943		8,040		—		155,097

	￦	1,124,915	￦	3,130,321	￦	146,943	￦	1,023,948	￦	241,774	￦	5,667,901

Liabilities
Deposits	￦	298,587	￦	485,715	￦	—	￦	6,021	￦	8,500	￦	798,823
Other liabilities		14		—		—		1,142		—		1,156

	￦	298,601	￦	485,715	￦	—	￦	7,163	￦	8,500	￦	799,979

Maximum exposure to loss[1]	￦	5,102,881	￦	5,695,971	￦	181,843	￦	2,878,842	￦	531,519	￦	14,391,056

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		loan commitments /investment agreements / purchase commitments and acceptances and guarantees		a) Principal / principal and interest trust: Total amount of trust asset b) Dividends by results trust: Total amount of Trust explosure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	￦	12,631,056	￦	24,605,331	￦	2,261,415	￦	12,618,790	￦	3,502,834	￦	55,619,426
Carrying amount on financial statements
Assets
Loans		382,478		3,155,621		—		—		291,599		3,829,698
Financial investments		1,121,676		97,754		—		525,680		—		1,745,110
Investment in associates		—		—		—		403,153		—		403,153
Other assets		—		—		165,709		1,909		—		167,618

	￦	1,504,154	￦	3,253,375	￦	165,709	￦	930,742	￦	291,599	￦	6,145,579

Liabilities
Deposits	￦	306,931	￦	487,818	￦	—	￦	8,142	￦	5,473	￦	808,364
Other liabilities		—		14		—		144		—		158

	￦	306,931	￦	487,832	￦	—	￦	8,286	￦	5,473	￦	808,522

Maximum exposure to loss[1]	￦	4,672,378	￦	5,714,293	￦	294,043	￦	2,476,902	￦	386,000	￦	13,543,616

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Investments / loans, loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of Trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)		Sep. 30, 2014		Sep. 30, 2013
Associates
Balhae Infrastructure Fund	Fee and commission	￦	5,849	￦	5,906
Korea Credit Bureau Co., Ltd.	Fee and commission		2		2
	Interest expense		46		105
UAMCO., Ltd.	Interest income		—		31
	Fee and commission		11		—
	Interest expense		9		—
Semiland Co., Ltd. [1]	Interest income		8		10
	Provision for credit loss		4		3
Incheon Bridge Co., Ltd.	Interest income		10,583		11,591
	Interest expense		404		772
KB No.2 Special Purpose Acquisition Company	Interest income		27		—
	Interest expense		1		—
	Gains on financial assets/liabilities at fair value through profit or loss		1,440		—
KB No.3 Special Purpose Acquisition Company	Interest income		15		—
	Gains on financial assets/liabilities at fair value through		1,505		—
	Provision for credit loss		14		—
	Interest expense		3		—
KB No.4 Special Purpose Acquisition Company	Interest income		6		—
	losses on financial assets/liabilities at fair value through		25		—
	Provision for credit loss		14		—
United PF 1st Recovery Private Equity Fund[1]	Interest income		—		91
	Reversal for credit loss		—		5
KBIC Private Equity Fund No. 3	Fee and commission income		224		224
	Interest expense		29		—
NPS KBIC Private Equity Fund No. 1	Fee and commission income		236		355
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		639		748
	Other operating expense		1,060		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Fee and commission income		470		424
	Other operating income		3		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

KB GwS Private Securities Investment Trust	Fee and commission income	701	692
	Other operating income	2,006	1,047
KB Star office Private real estate Investment Trust No.1	Interest income	441	—
	Fee and commission income	325	325
	Interest expense	103	—
Kores Co., Ltd.[1]	Interest income	100	288
	Reversal for credit loss	2,354	104
PyungJeon Industries Co.,LTD.[1]	Reversal for credit loss	—	720
Testian Co., Ltd.[1]	Interest income	—	10
Serit Platform Co., Ltd.[1]	Interest income	—	58
	Fee and commission income	—	17
	Provision for credit loss	—	74
Sehwa Electronics Co., Ltd.[1]	Gains on financial assets/liabilities at fair value through profit or loss	—	32
	Fee and commission expense	—	7
DS Plant Co., Ltd.[1]	Interest income	—	214
	Fee and commission income	—	4
	Gains on financial assets/liabilities at fair value through profit or loss	—	26
	Interest expense	—	1
	Reversal for credit loss	—	25
DaiYang Metal Co., Ltd.[1]	Interest income	—	3
Ssangyong Engineering & Construction Co., Ltd.[1]	Interest income	—	1,651
	Reversal for credit loss	—	9,923
Sunoo Co., Ltd.[1]	Interest expense	—	1
KB Global Star Game & Apps SPAC[1]	Interest income	—	60
	Gains on financial assets/liabilities at fair value through profit or loss	1,215	517
	Losses on financial assets/liabilities at fair value through profit or loss	691	—
	Provision for credit loss	—	4
	Interest expense	—	10
Other
Retirement pension	Fee and commission income	330	296
	Interest expense	634	1,506

[1]	Deemed not to be related as of September 30, 2014.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Sep. 30, 2014		Dec. 31, 2013
Associates
JSC Bank CenterCredit	Cash and due from financial institutions	￦	228	￦	353
Balhae Infrastructure Fund	Other assets		1,937		—
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		9		—
	Deposits		2,754		20,200
	Other liabilities		10		64
UAMCO., Ltd.	Loans and receivables (Gross amount)		3		—
	Deposits		1,294		5
	Provisions		192		192
Semiland Co., Ltd.[1]	Loans and receivables (Gross amount)		—		19
	Deposits		—		1
	Provisions		—		3
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		250,504		249,362
	Allowances for loan losses		303		300
	Other assets		1,347		1,343
	Deposits		36,911		30,991
	Other liabilities		139		240
Terra Co., Ltd.	Deposits		7		1
KB No.2 Special Purpose Acquisition Company	Derivative financial assets		1,659		—
	Loans and receivables (Gross amount)		893		—
	Deposits		106		—
	Other liabilities		1		—
KB No.3 Special Purpose Acquisition Company	Derivative financial assets		1,538		—
	Loans and receivables (Gross amount)		1,515		—
	Deposits		861		—
	Other liabilities		3		—
KB No.4 Special Purpose Acquisition Company	Derivative financial assets		341		—
	Loans and receivables (Gross amount)		1,922		—
United PF 1st Recovery Private Equity Fund[1]	Provisions		82		82
KB-Glenwood Private Equity Fund	Deposits		—		1
KBIC Private Equity Fund No. 3	Other assets		76		76
	Deposits		1,400		1,400
	Other liabilities		14		25
NPS KBIC Private Equity Fund No. 1	Other assets		—		65
	Other liabilities		—		42
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		202		266

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

KoFC POSCO HANHWA KB shared growth Private Equity Fund	Other assets	470	569
KB GwS Private Securities Investment Trust	Other assets	427	—
KB Star office Private real estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	—
	Other assets	264	—
	Deposits	6,016	8,142
	Other liabilities	60	31
Kores Co., Ltd.[1]	Loans and receivables (Gross amount)	—	7,854
	Allowances for loan losses	—	3,836
	Other liabilities	—	2
Ssangyong Engineering & Construction Co., Ltd.[1]	Loans and receivables (Gross amount)	—	47,104
	Allowances for loan losses	—	38,784
	Deposits	—	61
	Other liabilities	—	14
Key management	Loans and receivables (Gross amount)	2,373	4,765
	Allowances for loan losses	1	1
	Other assets	3	6
	Deposits	7,526	6,932
	Insurance contract liability	946	770
	Other liabilities	119	111
	Provisions	1	2
Other
Retirement pension	Other assets	266	166
	Deposits	25,910	48,840
	Other liabilities	815	908

[1]	Deemed not to be related as of September 30, 2014; therefore, 2014 balances are not presented.

According to K-IFRS 1024, the Group includes the parent, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and profit and loss arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company and the executive directors (vice presidents and above) of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Unused commitments to related parties as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Sep. 30, 2014		Dec. 31, 2013
Balhae Infrastructure Fund	Purchase of security investment	￦	21,744	￦	21,744
UAMCO., Ltd.	Loan commitments in Korean won		127,800		127,800
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Loan commitments in Korean won		54,600		54,600
	Purchase of security investment		49,383		49,383
KoFC KBIC Frontier Champ 2010-(PEF)	Purchase of security investment		2,150		2,200
KoFC POSCO HANHWA KB shared growth Private Equity Fund	Purchase of security investment		26,275		35,975
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		33,163		42,088
KB GwS Private Securities Investment Trust	Loan commitments		369		757
	Purchase of security investment		1,119		1,119

Unused commitments to related parties as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Sep. 30, 2014		Dec. 31, 2013
Associates
Ssangyong Engineering & Construction Co., Ltd.[1]	Guarantee in won	￦	—	￦	293,500

[1]	Deemed not to be related as of September 30, 2014; therefore, 2014 balances are not presented.

Compensation to key management for the nine-month periods ended September 30, 2014 and 2013, consists of:

(In millions of Korean won)
	Sep. 30, 2014
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	￦	1,260	￦	82	￦	29	￦	1,371
Registered directors (non-executive)		886		—		(15)		871
Non-registered directors		5,583		395		4,284		10,262

	￦	7,729	￦	477	￦	4,298	￦	12,504

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)
	Sep. 30, 2013
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	2,452	￦	131	￦	—	￦	(1,340)	￦	1,243
Registered directors (non-executive)		899		—		—		(2)		897
Non-registered directors		5,164		355		512		2,828		8,859

	￦	8,515	￦	486	￦	512	￦	1,486	￦	10,999

Collateral received from related parties as of September 30, 2014 and December 31, 2013, is as follows:

(In millions of Korean won)		Sep. 30, 2014		Dec. 31, 2013
Associates
Kores Co., Ltd.[1]	Row house	￦	—	￦	24
	Apartment		—		24
	Factory/Forest land		—		15,000
Incheon Bridge Co., Ltd.[1]	Fund management account for Standby loan commitment		65,000		65,000
KB Star office Private real estate Investment Trust No.1	Real estate		13,000		—
Key management	Time deposits and others		260		207
	Real estate		3,607		7,381

[1]	Deemed not to be related as of September 30, 2014; therefore, 2014 balances are not presented.

As of September 30, 2014, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as unsubordinated collaterals in respect to collateralized amount for ￦816,400 million to a financial syndicate consisting of the Group and four other institutions, and as subordinated collaterals in respect to collateralized amount for ￦201,100 million to subordinated debt holders consisting of the Group and two other institutions.

42. Business combination

The Group obtained control of Woori Financial Co., Ltd. from the Woori Financial Group Inc. for ￦279,870 million(11,180,630 shares, 52.02%) on March 20, 2014. Woori Financial Co., Ltd. operates rental of facilities, installment financial business, factoring business and others. Woori Financial Co., Ltd. has changed its name to KB Capital Co., Ltd.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The Group expects synergies from diversification of business portfolio through reinforcement of non-banking services, diversification of profit structure through expansion of customer range, vitalization of connected business between financial subsidiaries, reinforcement of retail banking business marketing, financing cheap money through the financial group and others.

The goodwill of business combination consists of expected synergies through business combination, the value of unrecognized assets and others.

The consideration transferred, and the assets and liabilities arising from the M&A deal are as follows:

(In millions of Korean won)	Amounts
Total consideration	￦	279,870

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		17,572
Financial assets at fair value through profit or loss		6,872
Loans		3,888,468
Property and equipment, and intangible assets		16,828
Other assets		59,055

Total assets		3,988,795

Deposits		580,000
Debentures		2,751,344
Other liabilities		272,495

Total liabilities		3,603,839

Total identifiable net assets	￦	384,956

Ratio of shareholding acquired (%)		52.02
Relevant amount of shares	￦	200,261
Goodwill		79,609
Acquisition-related costs[1]		2,094

[1]	Recorded in fee and commission expense in the statement of comprehensive income.

The receivables including loans from the M&A deal at the acquisition date are as follows:

(In millions of Korean won)	Amounts
Fair value
Due from financial institutions	￦	4,601
Loans		3,893,069
Others		25,321

	￦	3,922,991

Contractual cash flows
Due from financial institutions	￦	4,601
Loans		3,900,760
Others		26,478

	￦	3,931,839

Estimate of the contractual cash flows not expected to be collected
Loans	￦	82,640
Others		1,085

	￦	83,725

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The Group measured non-controlling interests in KB Capital Co., Ltd.’s net asset fair value as of the date of acquisition. As a result, non-controlling interest amounting to ￦184,695 million is recognized as of the date of acquisition.

Due to the business combination, the net operating income and profit for the period from March 20, 2014 to September 30, 2014, included in the consolidated statement of comprehensive income were ￦28,366 million and ￦21,561 million (profit attributable to shareholders of the parent company is ￦11,217 million), respectively.

Assuming the date of acquisition is the beginning of the reporting period, the income from operations and net profit for the period would have increased by ￦6,137 million and ￦4,649 million, respectively. In calculating the pro forma information, the operating results of the acquired companies for the period before acquisition have been adjusted to reflect the Group’s accounting policies and the fair value adjustments made upon acquisition.